   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 1996

                                                       REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                                ---------------

                             MYRIAD GENETICS, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                                ---------------

                                   DELAWARE
        (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)
                                  87-0494517
                     (I.R.S. EMPLOYER IDENTIFICATION NO.)
           320 WAKARA WAY, SALT LAKE CITY, UTAH 84108 (801) 584-3600
     (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               PETER D. MELDRUM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             MYRIAD GENETICS, INC.
                  320 WAKARA WAY, SALT LAKE CITY, UTAH 84108
                                (801) 584-3600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:
        JONATHAN L. KRAVETZ, ESQ.                LESLIE E. DAVIS, ESQ.
 MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND    TESTA, HURWITZ & THIBEAULT, LLP
               POPEO, P.C.                         HIGH STREET TOWER
      ONE FINANCIAL CENTER, BOSTON,             125 HIGH STREET, BOSTON,
           MASSACHUSETTS 02111                    MASSACHUSETTS 02110
             (617) 542-6000                          (617) 248-7000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [X]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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
                                                   PROPOSED        PROPOSED
                                    AMOUNT         MAXIMUM          MAXIMUM
    TITLE OF EACH CLASS OF          TO BE       OFFERING PRICE     AGGREGATE        AMOUNT OF
 SECURITIES TO BE REGISTERED    REGISTERED(1)    PER SHARE(2)  OFFERING PRICE(2) REGISTRATION FEE
-------------------------------------------------------------------------------------------------
 Common stock, $.01 par
  value
  per share.................   1,955,000 shares    $28.625        $55,961,875        $16,959

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(1) Includes 255,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low sale prices of the Common Stock on the Nasdaq National Market on November 11, 1996.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

PROSPECTUS (Subject to Completion)
Dated November  , 1996
                                1,700,000 SHARES

[MYRIAD LOGO]

                             MYRIAD GENETICS, INC.

                                  COMMON STOCK

                                  -----------

  Of the 1,700,000 shares of Common Stock offered hereby, 1,500,000 are being sold by Myriad Genetics, Inc. ("Myriad" or the "Company") and 200,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of any shares of Common Stock by the Selling Stockholders. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "MYGN". On November 11, 1996, the last reported sale price of the Common Stock was $28.50 per share. See "Price Range of Common Stock" and "Dividend Policy."

                                  -----------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Underwriting              Proceeds to
                              Price to   Discounts and  Proceeds to   Selling
                               Public    Commissions(1) Company(2)  Stockholders
--------------------------------------------------------------------------------
Per Share..................    $             $            $            $
Total(3)...................  $            $             $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $560,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 255,000 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $    , $     and $    , respectively. See "Underwriting."

                                  -----------

  The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates for the shares will be made at the
offices of Cowen & Company, New York, New York on or about        , 1996.

                                  -----------

COWEN & COMPANY                                                   UBS SECURITIES

       , 1996.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

      Flow chart describing the Registrant's general research, development and business strategy. The flow chart contains the individual steps of the Registrant's overall strategy beginning with the Registrant's formulation of database information, subsequent gene and genealogy research, discovery of gene mutations and development of therapeutic and diagnostic products.

  This graphical depiction of the Company's strategy highlights Myriad's proprietary gene discovery technologies and product opportunities. Myriad leverages its proprietary database of families to link important disease-predisposing genes to specific chromosomes. The Company employs its proprietary high-speed sequencing technologies to discover disease-predisposing genes. The Company can then pursue important commercial opportunities including development of genetic testing products such as BRACAnalysis(TM), the first comprehensive sequence-based genetic test, and gene therapy and protein replacement therapy products. Understanding the biochemical pathway and protein function can then lead to novel therapeutic targets that the Company may use to develop new therapies in conjunction with its corporate partners and independently.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 . SEE "UNDERWRITING".

  Myriad(R) and the Myriad logo are registered trademarks of the Company. The Company has submitted to the United States Patent and Trademark Office an application for federal service mark registration of BRACAnalysis(TM). All other tradenames, servicemarks and trademarks of other companies appearing in this prospectus are property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Except where otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

  Myriad Genetics, Inc. is a leader in the discovery and sequencing of genes related to major common diseases, such as cancer and cardiovascular disease. The Company utilizes analyses of extensive family histories and genetic material, as well as a number of proprietary technologies, to identify inherited mutations which increase the risk to individuals of developing these diseases. The Company has also developed a proprietary high-throughput assay to identify protein-protein interactions. The Company believes that the application of these technologies may provide new insights into protein function and cellular organization which may lead to the identification of novel therapeutic targets. The discovery of disease-predisposing genes and their biochemical pathways provides the Company with two significant commercial opportunities: (i) the development and marketing of genetic testing and information services, such as its recently launched BRACAnalysis(TM) test, for the identification of individuals who are genetically predisposed to developing a particular disease, and (ii) the development of therapeutic products for the treatment and prevention of major diseases associated with these genes and their biochemical pathways. The Company intends to pursue the development of therapeutic products either in conjunction with its strategic partners such as Ciba-Geigy Corporation ("Ciba"), Bayer Corporation ("Bayer") and Eli Lilly and Company ("Lilly"), or independently.

  Myriad has achieved the following major milestones:

  . Discovered, with its academic collaborators, the complete sequence of the BRCA1 and BRCA2 breast and ovarian cancer predisposing genes. These two genes are responsible for the majority of early onset hereditary breast and ovarian cancers;

  . Launched its first commercial genetic predisposition test, BRACAnalysis(TM), a comprehensive BRCA1 and BRCA2 sequence analysis for susceptibility to breast and ovarian cancer;

  . Identified nine new genes that interact in the BRCA1 biochemical pathway and two new genes that interact in the BRCA2 biochemical pathway;

  . Discovered the tumor suppressor function of the cell cycle gene MTS1, which is responsible for the majority of hereditary melanoma, and discovered and sequenced two other cell cycle genes, MTS2 and MTS3, and is analyzing their potential role in cancer;

  . Discovered, with its academic collaborators, the chromosomal location of nine additional major genes, including genes involved in heart disease, cancer, osteoporosis and obesity;

  . Conducted approximately 2,000 DNA analyses in conjunction with an ongoing study by the National Institutes of Health to determine whether or not the Company's patented AGT gene mutations can be used to predict salt-dependent hypertension; and

  . Established strategic alliances with Bayer, Ciba and Lilly for the discovery of genes related to respiratory diseases and metabolic disorders, cardiovascular diseases and breast cancer, respectively.
     Under these agreements, the Company may receive up to an aggregate of $135 million in equity investments, research funding and milestone payments, as well as royalties on the sale of future therapeutic products. To date, the Company has received $32 million under the agreements.

  The Company has begun commercialization of its gene discoveries by providing genetic tests for individuals to determine whether they have inherited gene mutations which may increase their risk for specific diseases. On October 30, 1996, Myriad introduced BRACAnalysis(TM), an important genetic test for women who have been diagnosed with breast or ovarian cancer and women who are at risk for hereditary breast and ovarian cancer. The Company believes that BRACAnalysis(TM) is the first comprehensive BRCA1 and BRCA2 sequence analysis for susceptibility to breast and ovarian cancer. Women who may benefit from BRACAnalysis(TM) include: women with a diagnosis of breast or ovarian cancer, especially premenopausal breast cancer; women with a family history of breast or ovarian cancer; and women with a blood relative who is known to have a mutation in BRCA1 or BRCA2.

  Myriad has developed a highly automated genetic testing platform which the Company believes will enable it, once it has discovered and sequenced a gene, to develop a test for genetic predisposition relatively quickly and economically. For example, the Company introduced BRACAnalysis(TM) in October 1996, less than one year after it discovered the full sequence of BRCA2. The Company believes that the information gained from tests that confirm genetic predisposition has potential value to individuals and their health care providers in the following areas: (i) proactive health care and lifestyle decisions that may delay or prevent the onset of disease; (ii) early detection of disease; and (iii) selection of the most appropriate treatment. Through its wholly-owned subsidiary, Myriad Genetic Laboratories, Inc. ("Myriad Labs"), the Company has established a genetic predisposition testing laboratory which has received federal certification under the Clinical Laboratory Improvements Amendments Act of 1988 ("CLIA").

  In order to accelerate its gene discovery and therapeutic target identification programs, the Company employs three synergistic sets of technologies: (i) the genetic analysis of large Utah families performed by the Company's scientists and collaborators; (ii) the Company's proprietary bioinformatic gene mapping, sequencing and cloning technologies; and (iii) the Company's advanced protein interaction and functional genomics technologies. The Company's collaborators at the University of Utah and IHC Health Services, Inc. ("IHC") have extensively studied large, multi-generational Utah families with histories of high rates of certain diseases, including cancer and cardiovascular disease. The clinical information from these studies, together with genetic analysis of the more than 35,000 DNA samples collected from family members, provides the Company with an unparalleled opportunity for accelerating several critical steps of the gene discovery process. The Company uses proprietary mapping and DNA sequencing technologies to identify a narrow chromosomal region, to isolate candidate gene sequences and, ultimately, to identify the actual DNA sequence comprising the disease-predisposing gene. Once an important disease-predisposing gene has been identified, the Company uses advanced protein interaction technologies to identify genes that are upstream and downstream in the biochemical pathways from the gene discovered in order to understand the biochemical pathways involved in the disease process. This enables Myriad and its corporate partners to select promising points of therapeutic intervention along the biochemical pathway.

  Myriad's business strategy has five primary components: (i) to expand the Company's leadership position in discovering and sequencing genes; (ii) to build the Company's genetic testing and information services business; (iii) based on its gene discoveries, to identify potential therapeutic targets by understanding the biochemical pathways related to common diseases; (iv) to capitalize on strategic alliances with corporate partners to obtain financing for a major portion of the Company's research and to commercialize certain therapeutic products for the treatment and prevention of disease; and (v) longer term, to pursue the independent marketing and development of therapeutic products based on certain gene discoveries.

  The Company's executive offices are located at 320 Wakara Way, Salt Lake City, Utah 84108, and its telephone number is (801) 584-3600.

                                  THE OFFERING

 Common Stock offered by the Company................  1,500,000 shares
 Common Stock offered by the Selling Stockholders...    200,000 shares
 Common Stock to be outstanding after the offering.. 10,230,980 shares(1)
 Use of proceeds.................................... For the commercial introduction of
                                                     BRACAnalysis(TM), research
                                                     and development associated
                                                     with the Company's gene
                                                     discovery, genetic testing
                                                     and therapeutics programs,
                                                     and for working capital
                                                     and general corporate
                                                     purposes. See "Use of
                                                     Proceeds."
 Nasdaq National Market Symbol...................... MYGN

--------
(1) Based on shares of Common Stock outstanding as of October 31, 1996. Excludes an aggregate of 1,393,345 shares reserved for issuance upon the exercise of options and warrants outstanding as of October 31, 1996, exercisable at a weighted average exercise price of $9.37 per share.
                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                                                                                        THREE MONTHS ENDED
                                           YEAR ENDED JUNE 30,                             SEPTEMBER 30,
                         -----------------------------------------------------------  ------------------------
                           1992       1993        1994         1995         1996         1995         1996
                         ---------  ---------  -----------  -----------  -----------  -----------  -----------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Research revenue........ $     --   $ 550,000  $   600,000  $ 1,294,500  $ 6,628,624  $ 1,012,900  $ 2,195,781
Expenses:
Research and
 development............     9,787    788,540    3,008,487    5,161,978   12,990,566    2,381,159    4,094,743
Selling, general and
 administrative.........    41,886    328,339    1,154,541    1,788,247    2,525,814      408,186    1,759,959
                         ---------  ---------  -----------  -----------  -----------  -----------  -----------
  Total expenses........    51,673  1,116,879    4,163,028    6,950,225   15,516,380    2,789,345    5,854,702
                         ---------  ---------  -----------  -----------  -----------  -----------  -----------
Operating loss..........   (51,673)  (566,879)  (3,563,028)  (5,655,725)  (8,887,756)  (1,776,445)  (3,658,921)
Other income (expense):
Interest income.........     1,807    143,460      273,689      458,353    3,173,749      275,223      848,494
Interest expense........    (3,986)   (21,161)         --       (71,011)     (97,414)     (27,045)     (19,652)
Other...................       --         --        12,564          --       (86,052)     (74,636)         --
                         ---------  ---------  -----------  -----------  -----------  -----------  -----------
Net loss................ ($ 53,852) ($444,580) ($3,276,775) ($5,268,383) ($5,897,473) ($1,602,903) ($2,830,079)
                         =========  =========  ===========  ===========  ===========  ===========  ===========
Net loss per share......    ($0.05)    ($0.16)      ($0.81)      ($1.19)      ($0.78)      ($0.32)      ($0.32)
Weighted average number
 of shares
 outstanding(1)......... 1,150,322  2,813,030    4,021,870    4,427,095    7,608,548    5,067,328    8,712,829

                                                        SEPTEMBER 30, 1996
                                                    --------------------------
                                                      ACTUAL    AS ADJUSTED(1)
                                                    ----------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable investment    $66,829,048  $106,454,048
 securities including long term portion............
Working capital....................................  42,496,146    82,121,146
Total assets.......................................  77,630,775   117,255,775
Notes payable, less current portion................     389,252       389,252
Total stockholders' equity.........................  67,577,153   107,202,153

--------
(1) Gives effect to the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an estimated offering price of $28.50 per share and the application of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses, payable by the Company. See "Use of Proceeds."

                                ----------------

  This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider the following factors, in addition to the other information in this Prospectus, in evaluating the Company and its business before purchasing any shares of the Common Stock offered hereby.

EARLY STAGE OF DEVELOPMENT; HISTORY OF OPERATING LOSSES; ANTICIPATION OF FUTURE LOSSES AND QUARTERLY FLUCTUATIONS

  The Company was formed in 1991 and has been engaged primarily in research directed toward the discovery and sequencing of genes that predispose individuals to common diseases and the development of a genetic predisposition test. The Company announced in October 1996 the commercial introduction of BRACAnalysis(TM), its first genetic predisposition test. No significant revenues from BRACAnalysis(TM) have been generated to date. Significant additional expenditures will be required to market the BRACAnalysis(TM) test, and significant additional research and development will be required to fund the Company's ongoing gene discovery programs and commercialize other gene discoveries. As of September 30, 1996, the Company had an accumulated deficit of approximately $17.8 million. There can be no assurance that the Company will succeed in successfully commercializing BRACAnalysis(TM). Given the uncertainties surrounding the commercialization of BRACAnalysis(TM) and other genetic predisposition tests, the Company is unable to predict when it will achieve profitability, if ever. Quarterly fluctuations in operating results, announcements by the Company, its collaborative partners or the Company's present or potential competitors, technological innovations or new commercial products or services, announcements by the Company of regulatory developments, developments or disputes concerning patent or proprietary rights or public concern regarding the safety, efficacy or other implications of the products or services developed or to be developed by the Company or its collaborators and other events or factors may have a significant impact on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

UNCERTAINTY OF MARKET ACCEPTANCE FOR BRACANALYSIS(TM) AND OTHER GENETIC TESTS

  The commercial success of BRACAnalysis(TM) and other genetic predisposition tests which the Company may develop will depend upon their acceptance as medically useful and cost-effective by physicians and other members of the medical community, patients and third-party payors. Broad market acceptance can be achieved only with substantial education about the benefits and limitations of such tests, as well as resolution of concerns about their appropriate and ethical use. For example, there continues to be widespread concern that people with genetic predispositions to diseases may suffer discrimination from employers, as well as providers of health and life insurance. There are also certain groups who oppose the use of genetic tests for inherited diseases for which no cures currently exist. The Company will be required to expend substantial financial resources to responsibly promote the benefits of its BRACAnalysis(TM) test and any future predisposition tests it may develop, including educating medical caregivers, policymakers, patients, third-party payors and others. There can be no assurance that BRACAnalysis(TM) or other genetic predisposition tests that may be developed by the Company will gain market acceptance on a timely basis, if at all. Failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Uncertain Availability of Health Care Reimbursement," "Business--Myriad's Gene Discovery Programs," "--Product Development Programs" and "--Myriad's Commercialization Strategy."

UNCERTAIN AVAILABILITY OF HEALTH CARE REIMBURSEMENT

  The Company's ability to successfully commercialize the BRACAnalysis(TM) test and other genetic predisposition tests that it may develop, and the ability of its collaborative partners to successfully commercialize therapeutic products, depends in part on obtaining adequate reimbursement for such services and products and related treatments from government and private health care insurers (including health maintenance organizations) and other third-party payors. Physicians' decisions to recommend BRACAnalysis(TM) and other genetic predisposition tests, as well as patients' elections to pursue testing, are likely to be heavily influenced by the scope and extent of coverage for such tests by third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for new diagnostic and therapeutic products and services. In particular, services which are determined to be investigational in nature or which are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. To date, few third-party payors have taken a position on their willingness to reimburse patients for BRACAnalysis(TM). As a result, initially the Company expects to offer the BRACAnalysis(TM) test to patients on a direct payment basis. The Company has established a list price of $2,400 for full sequence tests and $395 for single amplicon tests for family members of individuals who have been identified by the Company as carrying specific mutations. The Company has established the pricing structure based on the complexity, sophistication and potential usefulness of the test information to patients and their physicians. There can be no assurance that third-party payors will elect to provide full reimbursement coverage for the BRACAnalysis(TM) test, if at all. If adequate reimbursement coverage is not available from third-party payors, there can be no assurance that individuals will elect to pay directly for the test and market acceptance of the test will likely be adversely impacted, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, Medicare often permits coverage decisions to be made by its carriers and intermediaries, leading to different coverage decisions in various parts of the United States. Disapproval of, or limitations in, coverage by the United States Health Care Financing Administration ("HCFA") or other third-party payors, as well as inadequate payment levels, could have a material adverse effect on the Company's future revenues. A key component in the reimbursement decision by HCFA and most private insurers is the development of Current Procedural Terminology ("CPT") codes, which are used in the submission of claims to insurers for reimbursement for medical services. CPT codes are developed, maintained and revised by a committee of medical specialists which is administered by the American Medical Association ("AMA"). Currently, reimbursement for genetic tests is made on the basis of CPT codes which may not accurately reflect the complexity or sophistication of specific genetic tests. The Company has petitioned the CPT committee for test specific codes which better reflect the complexity, sophistication and resource utilization of the Company's planned genetic tests. Additionally, new CPT codes for genetic testing and sequencing, scheduled for implementation in 1998, are currently under review by the AMA. There can be no assurance that the Company will succeed in securing recognition by the CPT committee of specific codes for its products and services. Failure to secure recognition or any delay in receiving recognition by the CPT committee would have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED GENETIC TESTING AND INFORMATION SERVICES AND REGULATORY EXPERIENCE; LIMITED MARKETING OR SALES EXPERIENCE

  The Company's business strategy is to commercialize its gene discoveries by offering genetic information and testing services through its genetic testing laboratory. The recent introduction of the BRACAnalysis(TM) test represents the Company's first such effort. In preparation for the launch of BRACAnalysis(TM), the Company has devoted substantial human and financial resources to the establishment and staffing of a genetic testing laboratory and the building of a sales and marketing infrastructure. However, the Company has limited experience in operating a genetic testing laboratory and in commercially marketing its services. There can be no assurance that the Company's genetic testing laboratory will achieve efficient and effective operations. In addition, there can be no assurance that the Company will succeed in marketing the BRACAnalysis(TM) test or any other genetic predisposition tests it may develop. Failure to successfully market such tests would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition" and "Government Regulation."

DIFFICULTY OF DEVELOPING GENETIC TESTS; UNCERTAIN INTERPRETATION OF GENETIC TEST RESULTS

  Whether the Company will be successful in offering genetic information and testing services through its genetic testing laboratory depends in large part upon the Company's ability to develop genetic tests for genes discovered by the Company and its collaborators. Genetic tests that can identify the existence of particular disease-predisposing gene mutations cannot be developed until the relevant genes have been discovered and fully sequenced. Genes such as the BRCA1 and BRCA2 breast and ovarian cancer genes, which form the basis for the BRACAnalysis(TM) test, are complex and may have numerous mutations (over 200 mutations of the BRCA1 and BRCA2 genes have been identified to date). Moreover, a defective gene may malfunction in many different ways, and the many mutated versions of the gene may make a genetic test difficult to perform and interpret. Until a mutation has been characterized, researchers cannot say for sure what risk it poses for an individual. Further, even when a genetic test identifies the existence of a mutation in a particular individual, the interpretation of the genetic test results is limited to the identification of a statistical probability that the tested individual will develop the disease for which the test has been completed. There can be no assurance that the Company will be successful in developing additional genetic tests based on the gene discoveries made by the Company and its collaborators or that the BRACAnalysis(TM) test or other such tests will be able to be marketed at acceptable prices or will receive commercial acceptance in the markets that the Company expects to target.

RELIANCE ON COLLABORATIVE PARTNERS

  The Company's current strategy is to rely in the near term on collaborative arrangements such as its collaborative arrangements with Ciba-Geigy Corporation ("Ciba"), Bayer Corporation ("Bayer") and Eli Lilly and Company ("Lilly") to develop and commercialize therapeutic products based on its gene discoveries. There can be no assurance that the Company will be able to negotiate additional acceptable collaborative arrangements in the future, or that any collaborative arrangement will be successful. In addition, there can be no assurance that the Company's collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including the Company's competitors, as a means of developing diagnostic products or treatments for the diseases targeted by the collaborative programs. The Company's receipt of a substantial portion of the potential milestone payments under its collaborative agreements is dependent upon the efforts of its strategic collaborators. Failure of any collaborative arrangement could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, Ciba has the right to terminate its research agreement after April 1997 if the Company fails to achieve any research objective, and Bayer has the right to terminate its research agreement after September 1997 if it is determined that the research program is likely to fail to achieve its objectives in all areas and the parties do not agree on alternative disease targets for the research program. Termination by Ciba or Bayer of their respective agreements could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the interests of the Company will continue to coincide with those of its collaborative partners, or that some of its collaborative partners will not develop independently or with third parties therapeutic or diagnostic products that could compete with those developed in collaboration with its partners or independently. Additionally there can be no assurance that disputes over rights or technology or other proprietary interests will not arise. Such disputes or disagreements between the Company and its collaborative partners could lead to delays in collaborative research projects, or could result in litigation or arbitration, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there have been a significant number of recent consolidations among pharmaceutical companies. Such consolidations among the companies with which the Company is collaborating could result in the diminution or termination of, or delays in, the development or commercialization of the products or research programs under one or more of the Company's collaborative agreements. For example, it has been announced that Ciba plans to merge with Sandoz. In the event that, as a result of the merger and ensuing transition, the priorities of Ciba are reassessed, Ciba may elect to terminate or amend the terms of its collaboration with the Company, and the Company's programs could be adversely affected. See "Business--Strategic Alliances."

INTENSE SCIENTIFIC AND COMMERCIAL COMPETITION; TECHNOLOGICAL UNCERTAINTY

  Research in the field of disease-predisposing genes is intense and highly competitive. Genetic research is characterized by rapid technological change. Competitors of the Company in the United States and abroad are numerous and include, among others, major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, including those receiving funding from the Human Genome Project. Many of the Company's potential competitors have considerably greater financial, technical, marketing and other resources than the Company, which may allow these competitors to discover important genes in advance of the Company. If the Company does not discover disease-predisposing genes, characterize their function, develop genetic tests and related information services based on such discoveries, obtain regulatory and other approvals and launch such services or products before competitors, the Company could be adversely affected. In addition, any predisposition tests which the Company may develop, including the recently introduced BRACAnalysis(TM) test, could be made obsolete by less expensive or more effective tests or methods which may be developed in the future. The Company expects competition to intensify in the fields in which it is involved as technical advances in such fields are made and become more widely known.

  In addition, the Company is aware that other commercial testing laboratories may seek to offer genetic predisposition tests based on gene discoveries made by the Company and its collaborators. The Company is aware of several companies and academic hospitals which already offer genetic predisposition tests based on certain mutations of the BRCA1 and BRCA2 genes. Other companies, including major genetic reference laboratories, may seek to offer their own genetic predisposition tests for certain BRCA1 and BRCA2 mutations, depending on market acceptance of the BRACAnalysis(TM) test. There can be no assurance that such competition will not have a material adverse effect on the Company's predisposition testing business or that the Company will be successful in enforcing its proprietary position with respect to the BRCA1 and BRCA2 gene discoveries.

  The Company also expects to encounter significant competition with respect to any therapeutic products that it may develop or commercialize. Competition in the field of therapeutic development is intense and is characterized by rapid technological change. Competitors of the Company are numerous and include, among others, major pharmaceutical companies and biotechnology firms, many of which have substantially greater financial, technical, marketing and other resources than the Company. Those companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of therapeutic products prior to the Company may achieve a significant competitive advantage in marketing and commercializing their products. There can be no assurance that the Company or its collaborative partners will be able to develop therapeutic products successfully or will obtain patents covering such products that provide protection against its competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing therapeutic products that circumvent the Company's technologies or products or that such competitors will not succeed in developing technologies or products that are more effective than those developed by the Company and its collaborative partners or that would render technology or products of the Company and its collaborators less competitive or obsolete. See "Business-- Competition" and "--Patents and Proprietary Rights."

NEED FOR FUTURE CAPITAL; UNCERTAINTY OF ADDITIONAL FUNDING

  In pursuing the commercial introduction of BRACAnalysis(TM), the Company has incurred and will continue to incur significant costs to market BRACAnalysis(TM) and to educate physicians, health care providers and genetic counselors. In addition, the Company's ongoing gene discovery programs, genetic test development and possible future programs to independently develop therapeutics based on gene discoveries will require substantial additional cash resources. The Company has funded its operations to date primarily through equity financings and corporate collaborations. In order to grow and expand its business, the Company will need to raise additional funds. The Company's future capital requirements will depend on many factors, including, but not limited to, continued scientific progress in its research and development programs, the costs and timing of patent prosecutions, competing technological and market developments, the cost and timing of regulatory approvals, possible changes in existing collaborative relationships, the ability of the Company to establish additional collaborative relationships and effective commercialization activities and facilities expansions as required. Because of the Company's potential long-term capital requirements, it may access the public or private equity markets whenever conditions are favorable, even if it does not have an immediate need for additional capital at that time. If additional funds are raised by issuing equity securities, existing shareholders may suffer significant dilution. There can be no assurance that any such additional funding will be available to the Company or, if available, that it will be on reasonable terms. If adequate funds are not available, the Company may be required to scale down research and development programs, curtail capital expenditures and reduce marketing and other operating expenses. Some of the Company's currently targeted gene discovery research programs will be dependent on funding from collaborative partners. If the Company is not successful in finding, entering into and maintaining arrangements with collaborative partners, its development efforts could be delayed, scaled down or curtailed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

NO ASSURANCE OF FUTURE GOVERNMENTAL APPROVAL; GOVERNMENT REGULATION

  The establishment and operation of the Company's genetic testing laboratory and production and marketing of services and products developed through its technologies, as well as its ongoing research and development activities, are subject to regulation by numerous federal, state and local governmental authorities in the United States and by comparable regulatory agencies in other countries where the Company or any collaborative partner might seek to establish a genetic testing laboratory and market services and products that may be developed. On the state level, only New York has implemented regulations concerning DNA-based diagnostic testing and the Company has received approval from the State of New York for both BRCA1 and BRCA2 genetic testing. The Company is aware of several other states that require licensing or registration of clinical laboratory activities. The Company believes that it has taken all steps required of it in such jurisdictions in order for Myriad Labs to conduct business in those jurisdictions. However, there can be no assurance that the Company will be able to maintain state level regulatory compliance in all states where Myriad Labs may do business. Failure to maintain state regulatory compliance, or changes in state regulatory schemes, could result in a substantial curtailment or even prohibition of Myriad Lab's clinical activities and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has received federal certification to operate its genetic testing laboratory from the Department of Health and Human Services. However, no assurance can be given that the Company's certification will not subsequently be revoked, suspended, or limited or that the certification will be renewed on a yearly basis as required. Furthermore, while the United States Food and Drug Administration ("FDA") does not currently regulate genetic tests developed by the Company if used in the Company's own testing laboratory, the FDA has stated that it has the right to do so, and there can be no assurance that the FDA will not seek to regulate such tests in the future. If the FDA should require that these tests receive FDA approval prior to their use in the Company's genetic testing laboratory, there can be no assurance such approval would be received on a timely basis, if at all.

  Further, the FDA has proposed that it regulate as medical devices the "active ingredients" (known as "analyte specific reagents" or "ASRs") of certain tests developed in-house by clinical laboratories. In the event that the FDA requires approval of ASRs used in the BRACAnalysis(TM) test or any other test developed by the Company, there can be no assurance such approval would be received on a timely basis, if at all. The failure to receive such approval could require the Company to develop alternative testing methods or utilize approved ASRs, which could result in the delay or cessation of such tests. Such a delay or cessation would have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, prior to marketing in the United States any diagnostic product for use by others (including any test to be performed by others which when performed by the Company does not require approval) or any therapeutic product developed by the Company or its collaborative partners, such product would be required to undergo an extensive regulatory approval process by the FDA, including clinical trials. The regulatory process, which includes preclinical testing and clinical trials of each therapeutic product in order to establish its safety and efficacy, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory agency approval. In addition, delays or rejections may be encountered during the period of therapeutic development, including delays during the period of review of any application. Delays in obtaining regulatory approvals could adversely affect the marketing of any therapeutics developed by the Company or its collaborative partners, impose costly procedures upon the Company's and its collaborative partners' activities, diminish any competitive advantages that the Company or its collaborative partners may attain and adversely affect the Company's ability to receive royalties. There can be no assurance that regulatory approvals will be obtained for any products developed by the Company or its collaborative partners. Moreover, if regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which it may be marketed. Further, even if such regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. In addition, certain states require the licensing of genetic testing labs or the services they provide. No assurance can be given that any applicable federal, state or local licensure requirements will be met, that any such regulations will not be modified or that the Company will be able to comply with any new or modified regulation. Failure to comply with any material governmental regulation could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Government Regulation."

ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF GENETIC PREDISPOSITION TESTING

  The prospect of broadly available genetic predisposition testing has raised issues which are currently being widely discussed by the medical and scientific communities, as well as other interested groups and organizations, regarding the appropriate utilization and the confidentiality of information provided by such testing. It is possible that discrimination by insurance companies could occur through the raising of premiums by insurers to prohibitive levels, outright cancellation of insurance or unwillingness to provide coverage to patients shown to have a genetic predisposition to a particular disease. The Company could experience a delay in market penetration or a reduction in the size of its potential serviceable market, adversely affecting future revenue, if insurance discrimination were to become a significant barrier to testing acceptance. Similarly, employers could discriminate against employees with a positive genetic predisposition due to the increased risk for disease resulting in possible cost increases for health insurance and the potential for lost employment time. Finally, governmental authorities could, for social or other purposes, limit the use of genetic testing or prohibit testing for genetic predisposition to certain conditions. For these reasons, the Company could experience a delay or reduction in test acceptance, which could materially adversely affect the Company's business, financial condition or results of operations.

UNCERTAIN ABILITY TO PROTECT PROPRIETARY TECHNOLOGY

  The Company's success will depend, in part, on its ability to obtain patent protection, both in the United States and in other countries, for genes it discovers, mutations or products of the genes and related processes, transgenic animals and other inventions which it believes are patentable, as well as its ability to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The patent position of biotechnology firms generally is highly uncertain and involves complex legal and factual questions. To date there has not emerged from the United States Patent and Trademark Office ("PTO") or the courts a consistent policy regarding the breadth of claims allowed in biotechnology patents, in particular, with respect to the doctrine of equivalents and how it will be applied to biotechnology claims. A case relating to the scope of the doctrine of equivalents recently was argued before the Supreme Court, but a decision is not expected for several months. There can be no assurance that the Company's or its licensor's patent applications will ever issue as patents or that the claims of any issued patents will afford meaningful protection for the Company's technology or products. In addition, there can be no assurance that any patents issued to the Company or its licensors will not be challenged, and subsequently narrowed, invalidated or circumvented.

  The Company's products may also conflict with patents which have been or may be granted to others. As the biotechnology industry expands and more patents are filed and issued, the risk increases that the Company's products may give rise to a declaration of interference by the PTO, or to claims of patent infringement by other companies, institutions or individuals. Such entities or persons could bring legal proceedings against the Company seeking damages or seeking to enjoin the Company from testing, manufacturing or marketing its products. Patent litigation is costly, and even if the Company prevails, the cost of such litigation could have an adverse effect on the Company. If the other parties in any such actions are successful, in addition to any liability for damages, the Company could be required to cease the infringing activity or obtain a license. There can be no assurance that any license required would be available to the Company on acceptable terms, if at all. Failure by the Company to obtain a license to any technology that it may require to commercialize its products could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there is considerable pressure on academic institutions to publish discoveries in the genetic field. Such a publication by an academic collaborator of the Company, prior to the filing of a patent application on such discovery, may compromise the ability of the Company to obtain U.S. and foreign patent protection for the discovery.

  The Company is aware that another group has filed patent applications having claims to the p16 and p15 proteins and their coding sequences and to the detection for the risk of cancer by analyzing these coding sequences. The Company has discovered that the gene for p16 is the MTS1 gene which suppresses tumor growth in many types of cancer. Should such other group obtain patent protection with respect to its discoveries, the Company's commercialization of services and products based on MTS1 or MTS2 could be limited or prohibited. Additionally, sometimes in similar situations the PTO may declare an interference between competing patent applications. If an interference is declared, there can be no assurance that the Company would prevail in the interference. If such other party prevails in the interference, the Company may be precluded from commercializing services or products based on MTS1 or MTS2, or may be required to seek a license. There can be no assurance that a license would be available to the Company on commercially acceptable terms, if at all.

  The Company believes that another group may have filed competing claims for a portion of the BRCA2 protein and its coding sequence. The Company has discovered the complete BRCA2 protein and its coding sequence. Should such other group obtain patent protection with respect to its discoveries or prevail in any interference, the Company's commercialization of services or products based on BRCA2 could be limited or prohibited.

  The Company also relies upon unpatented proprietary technologies. There can be no assurance that the Company can adequately protect its rights in such unpatented proprietary technologies, that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to the Company's proprietary technologies or disclose such technologies. See "Business--Patents and Proprietary Rights."

DEPENDENCE ON RESEARCH COLLABORATORS, SCIENTIFIC ADVISORS AND LICENSED
TECHNOLOGY

  The Company has relationships with collaborators at academic and other institutions who conduct research at the Company's request. Such collaborators are not employees of the Company. As a result, the Company has limited control over their activities and, except as otherwise required by its collaboration agreements, can expect only limited amounts of their time to be dedicated to the Company's activities. The Company's collaborations with the University of Utah are based on information derived from the collaborators' databases of large Utah families, DNA samples and clinical and family history information collected on these family members. Similarly, the Company has established collaborations with the University of Texas M.D. Anderson Cancer Center to discover and sequence the gene for hereditary leukemia and with Intermountain Health Care to pursue the discovery of genes involved in obesity, osteoporosis, asthma, and certain central nervous system disorders. The Company's ability to discover genes involved in human disease and commercialize genetic testing and information services based on those genes will depend in part on the continuation of such collaborations. There can be no assurance that the Company will be able to negotiate additional acceptable collaborations or that its existing collaborations will be successful.

  The Company's research collaborators and scientific advisors may have relationships with other commercial entities, some of which could compete with the Company. The research collaborators and scientific advisors sign agreements which provide for confidentiality of the Company's proprietary information and results of studies. There can be no assurance, however, that the Company will be able to maintain the confidentiality of its technology and other confidential information in connection with every collaboration, and dissemination of the Company's information could have an adverse effect on the Company's business.

  The Company is party to various license agreements under which it has rights to use certain technologies owned by other companies in its proprietary research, development and testing processes. One such agreement, with Roche Molecular Systems, Inc., is of material importance to the Company. There can be no assurance that the Company will be able to continue to license such technologies or find suitable alternatives to such technologies on timely or commercially reasonable terms, if at all. The loss of the right to use such licensed technologies would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Academic Collaborations."

DEPENDENCE ON KEY PERSONNEL AND CONSULTANTS; NO POST-EMPLOYMENT NON-COMPETITION AGREEMENTS

  Because of the specialized scientific nature of the Company's business, the Company is highly dependent upon its ability to attract and retain qualified management, scientific and technical personnel. The Company is currently recruiting additional qualified management, scientific and technical personnel. Competition for such personnel is intense. Loss of the services of or failure to recruit additional key management, scientific and technical personnel would adversely affect the Company's research and development programs and genetic testing and information business and would impede the achievement of its business objectives.

  The Company's agreements with its employees generally provide for employment that can be terminated by either party without cause at any time, subject to certain notice requirements. Further, the non-competition provision to which each employee is subject expires on the applicable date of termination of employment.

DEPENDENCE ON THIRD PARTIES FOR SUPPLIES

  The Company currently uses a single supplier to provide its gene sequencing machines and certain reagents required in connection with the gene discovery process. The Company does not believe that there are other gene sequencing machines currently available which are as efficient as the machines used by the Company. The Company believes that currently there are no alternative suppliers of a few selected reagents. No assurance can be given that either the gene sequencing machine or the reagents will remain available in commercial quantities at acceptable costs. Should the Company be unable to obtain additional gene sequencing machines or an adequate supply of reagents or other ingredients at commercially reasonable rates, its ability to continue to identify genes and perform genetic testing would be adversely affected.

PRODUCT AND PROFESSIONAL LIABILITY INSURANCE

  The Company's business, including its October 1996 introduction of the BRACAnalysis(TM) genetic predisposition test for the BRCA1 and BRCA2 breast and ovarian cancer genes, will expose it to potential liability risks inherent in the testing, manufacturing and marketing of human diagnostic services and therapeutic products. There can be no assurance that liability claims will not be asserted against the Company. The Company has obtained product and professional liability insurance in connection with beta testing of its BRACAnalysis(TM) predisposition test and is currently pursuing expanded coverage based on the commercial introduction of BRACAnalysis(TM). There can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms, or that any insurance obtained will provide adequate coverage against potential liabilities. There can be no assurance that a liability claim, even one without merit, would not materially and adversely affect the business or financial condition of the Company.

VOLATILITY OF SHARE PRICE

  The market prices for securities of biotechnology companies have been volatile. The market price for the Company's Common Stock has fluctuated significantly since public trading commenced in October 1995, and it is likely that the market price will continue to fluctuate in the future. Quarterly fluctuations in operating results, announcements by the Company, its collaborative partners or the Company's present or potential competitors, technological innovations or new commercial products or services, announcements by the Company of regulatory developments, developments or disputes concerning patent or proprietary rights or public concern regarding the safety, efficacy or other implications of the products or services developed or to be developed by the Company or its collaborators and other events or factors may have a significant impact on the Company's business and on the market price of the Common Stock. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices for securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY EXISTING SHAREHOLDERS

  Following completion of this offering, directors, executive officers and principal shareholders of the Company, and certain of their affiliates, will beneficially own approximately 17.7% of the Company's outstanding Common Stock (approximately 17.3% if the Underwriters' overallotment option is exercised in full). Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Restated Certificate of Incorporation or By-Laws and the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of the Company's assets. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Stockholders."

EFFECT OF ANTI-TAKEOVER PROVISIONS

  The Company's Board of Directors are authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company's Restated Certificate of Incorporation provides for a classified Board of Directors and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the shares of capital stock of the Company entitled to vote. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Company's Restated Certificate of Incorporation could also have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICE

  Future sales of Common Stock by existing stockholders could adversely affect the prevailing market price for the Common Stock after the offering and the Company's ability to raise additional capital. Upon consummation of this offering, the Company will have 10,230,980 shares of Common Stock outstanding (assuming no exercise of options or warrants to purchase Common Stock). Of such shares, the 1,700,000 shares sold in this offering, together with 6,212,218 shares currently outstanding, generally will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Of the remaining shares, 1,416,288 shares held by "affiliates" of the Company may be publicly sold pursuant to the conditions of Rule 144 under the Securities Act, and 902,474 shares will become eligible for resale under Rule 144 commencing on various dates from December 1996 through September 1997. The holders of 1,828,053 of such shares have agreed not to sell or otherwise dispose of their shares for a period ending 90 days after the date of this Prospectus (the "lock-up period"), without the prior written consent of Cowen & Company. The Securities and Exchange Commission has proposed an amendment to Rule 144 which would reduce the holding period before shares subject to Rule 144 become eligible for sale in the public market. This proposal, if adopted, would substantially increase the number of shares of the Company's Common Stock eligible for immediate sale following the expiration of the lock-up period. No prediction can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time.

  The holders of 1,713,608 shares of Common Stock and shares of common stock issuable upon exercise of warrants are entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price for the Common Stock.
In addition, in a Company-initiated registration, if the Company is required to include shares held by such holders pursuant to the exercise of their "piggyback" registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Management," "Principal and Selling Stockholders" and "Underwriting."

DILUTION; ABSENCE OF DIVIDENDS

  Purchasers in the offering will experience immediate and substantial dilution in the net tangible book value of the Common Stock from the public offering price. Additional dilution is likely to occur upon exercise of options and warrants granted by the Company. See "Dilution." The Company has never paid dividends and does not intend to pay any dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 1,500,000 shares of Common Stock offered hereby by the Company, at an assumed offering price of $28.50 per share, and after deducting the underwriting discount and estimated offering expenses payable by the Company are estimated to be $39.6 million ($46.5 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the shares of Common Stock sold by the Selling Stockholders. See "Underwriting."

  The Company intends to use the net proceeds of this offering to pursue the commercial introduction of BRACAnalysis(TM), including costs associated with the expansion of the sales force and related marketing expenses, and the education of physicians, health care providers and genetic counselors; to fund continued research and development activities to discover genes which predispose individuals to common diseases, including ongoing development of the Company's technology; to expand the Company's genetic testing business through the launch of additional genetic testing programs; and to fund research to elucidate the biochemical pathways and to identify interacting proteins that could lead to potential therapeutic targets. The remainder of such net proceeds will be used for working capital and general corporate purposes. The Company may also use a portion of the net proceeds of the offering to acquire businesses, technologies, or products complementary to the Company's business, although the Company does not currently have any commitments or agreements for, and is not involved in any negotiations for, any such acquisition and there can be no assurance that any such acquisitions will be made.

  The amount and timing of expenditures of working capital may vary significantly depending upon numerous factors, including the progress of the Company's research, gene discovery and development programs, the timing and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, payments received under collaborative agreements, changes in collaborative research relationships, the costs associated with potential commercialization of its products, including the development of marketing and sales capabilities, the cost and availability of third-party financing for capital expenditures and administrative and legal expenses.

  The Company believes that its available cash and existing sources of funding, together with the proceeds of this offering and interest earned thereon, will be adequate to maintain its current and planned operations for at least the next three years. See "Risk Factors--Need for Future Capital; Uncertainty of Additional Funding."

  Until used, the Company intends to invest the net proceeds of this offering in interest-bearing, investment-grade securities. While the net proceeds are so invested, the interest earned by the Company on such proceeds will be limited by available market rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company intends to invest and use such proceeds so as not to be considered an "investment company" under the Investment Company Act of 1940, as amended.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock began trading on the Nasdaq National Market on October 6, 1995 under the symbol "MYGN". Prior to that date, there was no established trading market for the Common Stock. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock, as reported by the Nasdaq National Market:

                                                                   HIGH   LOW
                                                                  ------ ------
FISCAL 1997:
  Second Quarter (through November 11, 1996)..................... $30.50 $24.50
  First Quarter.................................................. $27.00 $16.50
FISCAL 1996:
  Fourth Quarter................................................. $34.25 $23.50
  Third Quarter.................................................. $36.25 $20.75
  Second Quarter (from October 6, 1995).......................... $39.00 $19.00

  On November 11, 1996, the last sale price of the Company's Common Stock was $28.50 per share. As of November 11, 1996, there were approximately 317 stockholders of record of the Company's Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid any dividends on its Common Stock and does not anticipate doing so in the foreseeable future. The Company intends to retain any future earnings for use in the operation of its business.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to reflect the issuance and sale of the 1,500,000 shares of Common Stock offered by the Company hereby, after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                       SEPTEMBER 30, 1996
                                                    --------------------------
                                                       ACTUAL     AS ADJUSTED
                                                    ------------  ------------
Notes payable less current portion (1)............. $    389,252  $    389,252
Stockholders' equity (2):
  Preferred Stock, $.01 par value; 5,000,000 shares
   authorized;
   none issued.....................................          --            --
  Common Stock, $.01 par value; 15,000,000 shares
   authorized;
   8,726,498 shares issued and outstanding;
   10,226,498 shares
   issued and outstanding as adjusted..............       87,265       102,265
  Additional paid-in capital.......................   87,040,930   126,650,930
  Fair value adjustment on available-for-sale
   marketable investment securities................       (4,971)       (4,971)
  Deferred compensation (3)........................   (1,774,880)   (1,774,880)
  Accumulated deficit                                (17,771,191)  (17,771,191)
                                                    ------------  ------------
    Total stockholders' equity.....................   67,577,153   107,202,153
                                                    ------------  ------------
    Total capitalization........................... $ 67,966,405  $107,591,405
                                                    ============  ============

--------
(1) As of September 30, 1996, the current portion of notes payable was $316,860. See Note 3 of Notes to Consolidated Financial Statements as of June 30, 1996 incorporated herein by reference for a description of the Company's notes payable.
(2) Excludes as of October 31, 1996, an aggregate of 1,316,868 shares of Common Stock reserved for issuance upon the exercise of options granted by the Company to its founders, directors, scientific collaborators and staff, and shares reserved under the 1992 Option Plan. Also excludes (a) 42,119 shares of Common Stock issuable upon the exercise of five-year warrants at $7.00 per share held by Spencer Trask Securities Incorporated and certain of its transferees, (b) 2,786 shares of Common Stock issuable upon the exercise of ten-year warrants at $8.08 per share held by Sentry Financial Corporation, and (c) 31,572 shares of Common Stock issuable upon the exercise of five-year warrants at $15.40 per share held by Trautman Kramer & Company and Friedli Corporate Finance AG.
(3) See Note 11 of Notes to Consolidated Financial Statements as of June 30, 1996 incorporated herein by reference.

                                   DILUTION

  The net tangible book value of the Common Stock at September 30, 1996 was $67,577,153 or approximately $7.74 per share.

  After giving effect to the sale of 1,500,000 shares of Common Stock in this offering at an assumed public offering price of $28.50 per share and the receipt of the estimated net proceeds therefrom, the as adjusted net tangible book value of the Company would have been $107,202,153 or $10.48 per share. This represents an immediate increase in pro forma net tangible book value of $2.74 per share to existing stockholders and immediate dilution in pro forma net tangible book value of $18.02 per share to purchasers of Common Stock in the offering, as illustrated in the following table:

  Public offering price per share.................................       $28.50
    Net tangible book value before the offering................... $7.74
    Increase in net tangible book value attributable to the
     offering.....................................................  2.74
                                                                   -----
  As adjusted net tangible book value after the offering..........        10.48
                                                                         ------
  Dilution to new investors.......................................       $18.02
                                                                         ======

  The foregoing, as of October 31, 1996, excludes 1,000,000 shares of Common Stock reserved for issuance under the 1992 Option Plan (under which options for 789,102 shares at a weighted average exercise price of $14.55 per share are outstanding), 527,766 outstanding options issued prior to the adoption of the 1992 Option Plan at a weighted average exercise price of $1.45 per share and 76,477 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $10.51 per share. To the extent such options and warrants are exercised, there will be future dilution to investors in this offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below for the five years ended June 30, 1996, are derived from the Company's consolidated financial statements (except as otherwise noted) which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial data as of September 30, 1996 and for the three months ended September 30, 1995 and 1996 have been derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and results of operations for those periods. Results for a particular period are not necessarily indicative of the results to be expected for a particular period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and the Company's Consolidated Financial Statements and related Notes incorporated herein by reference.

                                                                                           THREE MONTHS
                                           YEAR ENDED JUNE 30,                          ENDED SEPTEMBER 30,
                         -----------------------------------------------------------  ------------------------
                           1992       1993        1994         1995         1996         1995         1996
                         ---------  ---------  -----------  -----------  -----------  -----------  -----------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Research revenue........ $     --   $ 550,000  $   600,000  $ 1,294,500  $ 6,628,624  $ 1,012,900  $ 2,195,781
Expenses:
Research and
 development............     9,787    788,540    3,008,487    5,161,978   12,990,566    2,381,159    4,094,743
Selling, general and
 administration.........    41,886    328,339    1,154,541    1,788,247    2,525,814      408,186    1,759,959
                         ---------  ---------  -----------  -----------  -----------  -----------  -----------
  Total expenses........    51,673  1,116,879    4,163,028    6,950,225   15,516,380    2,789,345    5,854,702
                         ---------  ---------  -----------  -----------  -----------  -----------  -----------
Operating loss..........   (51,673)  (566,879)  (3,563,028)  (5,655,725)  (8,887,756)  (1,776,445)  (3,658,921)
Other income (expense):
Interest income.........     1,807    143,460      273,689      458,353    3,173,749      275,223      848,494
Interest expense........    (3,986)   (21,161)         --       (71,011)     (97,414)     (27,045)     (19,652)
Other...................       --         --        12,564          --       (86,052)     (74,636)         --
                         ---------  ---------  -----------  -----------  -----------  -----------  -----------
Net loss................ $ (53,852) $(444,580) $(3,276,775) $(5,268,383) $(5,897,473) $(1,602,903) $(2,830,079)
                         =========  =========  ===========  ===========  ===========  ===========  ===========
Net loss per share......    $(0.05)    $(0.16)      $(0.81)      $(1.19)      $(0.78)      $(0.32)      $(0.32)
Weighted average number
 of shares outstanding
 (1).................... 1,150,322  2,813,030    4,021,870    4,427,095    7,608,548    5,067,328    8,712,829

                                                JUNE 30,
                         ------------------------------------------------------- SEPTEMBER 30,
                           1992       1993       1994       1995        1996         1996
                         --------  ---------- ---------- ----------- ----------- -------------
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and marketable
 investment securities
 including long term
 portion................ $450,746  $9,160,173 $5,678,356 $16,140,935 $70,002,780  $66,829,048
Working capital.........   98,976   8,834,546  5,265,324  13,784,051  41,665,513   42,496,146
Total assets............  567,508   9,739,690  6,722,784  19,744,451  79,607,497   77,630,775
Notes payable less
 current portion........  250,000         --         --      780,261     471,640      389,252
Stockholders' equity
 (deficit)..............  (37,111)  9,564,747  6,288,919  16,256,165  70,185,747   67,577,153

--------
(1) Does not include, as of October 31, 1996, 1,393,345 shares reserved for issuance upon the exercise of options and warrants outstanding, exercisable at a weighted average exercise price of $9.37 per share.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes contained elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  Since inception, the Company has devoted substantially all of its resources to maintaining its research and development programs, establishing a genetic testing laboratory, and supporting collaborative research agreements. To date, the Company has not received any revenues from the sale of products. Revenues received by the Company primarily have been payments pursuant to collaborative research agreements. The Company has been unprofitable since its inception and, for the quarter ended September 30, 1996, the Company had a net loss of $2,830,079 and as of September 30, 1996 had an accumulated deficit of $17,771,191.

  In August 1995, the Company completed a three-year collaborative research and development agreement with Eli Lilly and Company ("Lilly") to locate and sequence the BRCA1 breast and ovarian cancer gene. This agreement has provided the Company with research funding and may in the future provide certain additional payments upon the attainment of research and regulatory milestones and royalty payments based on sales of any products resulting from the collaboration. The Company did not recognize revenue from this agreement during the quarter ended September 30, 1996.

  In April 1995, the Company commenced a five-year collaborative research and development arrangement with Ciba-Geigy Corporation ("Ciba"). This collaboration provides the Company with an equity investment, research funding and potential milestone payments of up to $60,000,000. The Company is entitled to receive royalties from sales of therapeutic products sold by Ciba. The Company recognized $1,085,069 in revenue under this agreement for the quarter ended September 30, 1996.

  In September 1995, the Company commenced a five-year collaborative research and development arrangement with Bayer Corporation ("Bayer"). This collaboration provides the Company with an equity investment, research funding and potential milestone payments of up to $71,000,000. The Company is entitled to receive royalties from sales of therapeutic products sold by Bayer. The Company recognized $1,170,712 in revenue under this agreement for the quarter ended September 30, 1996.

  The Company intends to enter into additional collaborative relationships to locate and sequence genes associated with other common diseases as well as continuing to fund internal research projects. There can be no assurance that the Company will be able to enter into additional collaborative relationships on terms acceptable to the Company. The Company expects to incur losses for at least the next several years, primarily due to expansion of its research and development programs, increasing staffing costs and expansion of its facilities. Additionally, the Company expects to incur substantial sales, marketing and other expenses in connection with launching its genetic predisposition testing business. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial.

  The Company devoted significant resources during the quarter to the beta testing and validation of the Company's BRACAnalysis(TM) genetic predisposition test for mutations of the BRCA1 and BRCA2 breast and ovarian cancer genes, as well as building its sales and marketing force in preparation for the commercial launch of the test. The Company commercially launched BRACAnalysis(TM) on October 30, 1996. There can be no assurance that the Company will succeed in achieving market acceptance for the BRACAnalysis(TM) test.

RESULTS OF OPERATIONS

 Three months ended September 30, 1996 and 1995.

  Research revenues for the quarter ended September 30, 1996 increased $1,182,881 from the same quarter of 1995. The increase was attributable to a full quarter of both the Ciba and Bayer research collaboration agreements providing ongoing research funding in 1996. For the first fiscal quarter in 1995, both research collaboration agreements were in their start-up phase. Research revenue from the research collaboration agreements is recognized as related costs are incurred.

  Research and development expenses for the quarter ended September 30, 1996 increased to $4,094,743 from $2,381,159 for the same quarter of 1995. This increase was primarily due to an increase in third party research programs funded by the Company, increased depreciation charges due to the purchase of additional equipment, the hiring of additional personnel and the increased use of laboratory supplies and reagents to meet the demands of the additional research collaboration agreements. The Company also incurred increased development expenses during the quarter related to the beta testing and validation of the Company's BRACAnalysis(TM) genetic predisposition test for mutations of the BRCA1 and BRCA2 breast and ovarian cancer genes. As BRACAnalysis(TM) moves from the development stage to commercialization, the Company expects research and development expenses to decrease as expenses related to the test are classified as cost of sales. There can be no assurance that the Company will be able to produce the test in a timely fashion or at acceptable quality levels and prices.

  Selling, general and administrative expenses for the quarter ended September 30, 1996 increased $1,351,773 from the same quarter of 1995. The increase was attributable to additional administrative, marketing and education personnel, market research activities, education material development, facilities-related costs and deferred compensation related to grants of stock options and warrants. The Company expects its general and administrative expenses will continue to increase in support of its research and development efforts and genetic predisposition testing business.

  Interest income for the quarter ended September 30, 1996 increased to $848,494 from $275,223 for the same quarter of 1995. This increase was primarily due to the increased funds available for investment, which funds were raised in the Company's initial public offering in October 1995, and in connection with entering into the Company's research and development collaborations with Ciba and Bayer in April 1995 and September 1995, respectively. Interest expense for the quarter ended September 30, 1996, amounting to $19,652, was due entirely to borrowings under the Company's equipment financing facility, which are secured by equipment and have a repayment term of 48 months from the date of funding. The net loss increased to $2,830,079 for the quarter ended September 30, 1996 from $1,602,903 for the same quarter in 1995.

 Years ended June 30, 1996 and 1995.

  Research revenues for the Company's fiscal year ended June 30, 1996 increased $5,334,124 from the prior year. The increase was attributable to additional research collaboration agreements providing ongoing research funding. Research revenue from the research collaboration agreements is recognized as related costs are incurred. During the year, both the Ciba and Bayer project teams hired additional researchers, resulting in increased revenues to match the increased expenditures related to the new hires.

  Research and development expenses for the year ended June 30, 1996 increased to $12,990,566 from $5,161,978 for the prior year. This increase was primarily due to an increase in research as a result of the Company's collaborations with Ciba and Bayer and an increase in research programs funded by the Company, including third party research programs, increased depreciation charges related to the purchasing of additional equipment, the hiring of additional personnel and the associated increase in use of laboratory supplies and reagents. The Company also incurred increased development expenses during the year related to work on developing its predisposition test for mutations of the BRCA1 and BRCA2 breast and ovarian cancer genes. The Company expects research and development expenses to continue to increase as personnel and research and development facilities are expanded. Such expenses will also likely increase to the extent that the Company enters into additional research agreements with third parties.

  General and administrative expenses for the year ended June 30, 1996 increased $737,567 from the year ended June 30, 1995. The increase was attributable to legal fees associated with filing worldwide patent applications on the Company's gene discoveries, additional administrative personnel, facilities-related costs and deferred compensation related to grants of stock options and warrants. The Company expects that its general and administrative expenses will continue to increase in support of its research and development efforts and preparations for its genetic predisposition testing business.

  Interest income for the year ended June 30, 1996 increased to $3,173,749 from $458,353 for the prior year. This increase was primarily due to the increased funds available for investment, which were raised in the Company's private placement of preferred stock in February 1995, its research and development collaborations entered into with Ciba and Bayer in April 1995 and September 1995, respectively, and its initial public offering in October 1995. Interest expense for the year ended June 30, 1996, amounting to $97,414, was due entirely to borrowings under the Company's equipment financing facility, which are secured by equipment and have a repayment term of 48 months from the date of funding. The other expense of $86,052 in the year ended June 30, 1996 is the result of a loss recognized on the sale of obsolete equipment. The net loss increased to $5,897,473 for the year ended June 30, 1996 from $5,268,383 for the year ended June 30, 1995. The Company had federal income tax net operating loss carryforwards of approximately $11,340,500 and federal income tax research activities credit carryforwards of approximately $164,800 as of June 30, 1996, which are subject to limitation as a result of changes in the Company's ownership.

 Years ended June 30, 1995 and 1994.

  Revenues for the year ended June 30, 1995 increased by $694,500, which includes approximately $180,000 from the Lilly collaboration as a result of achieving a milestone related to the discovery of the BRCA1 gene and approximately $500,000 under the Ciba collaboration agreement. Interest income increased from $273,689 to $458,353 in fiscal 1995, primarily as a result of interest on funds received from a private placement of securities and research collaborations. Interest expense for the year ended June 30, 1995 amounting to $71,011 was due entirely to borrowings under the Company's equipment financing facility.

  Research and development expenses for the year ended June 30, 1995 increased to $5,161,978 from $3,008,487 in fiscal 1994. The increase in 1995 was primarily due to an increase in third party research programs funded by the Company, the hiring of additional personnel, costs related to the expansion of laboratory and office space, increased depreciation charges due to the purchase of additional equipment and the use of higher volumes of supplies and reagents.

  General and administrative expenses increased to $1,788,247 for the year ended June 30, 1995 from $1,154,541 for the year ended June 30, 1994. The increase in 1995 was primarily due to the hiring of additional administrative personnel and the costs related thereto, facilities-related costs and deferred compensation related to grants of stock options and warrants. The Company recognized deferred compensation expense of $56,500 in 1995.

  The net loss increased to $5,268,383 for the year ended June 30, 1995 from $3,276,775 for the year ended June 30, 1994.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash used in operating activities was $1,573,201 during the quarter ended September 30, 1996 and $1,525,535 during the same quarter of 1995. Non-trade receivables decreased $62,079 between June 30, 1996 and September 30, 1996 primarily as a result of the write-off of an uncollectable receivable. Accounts payable and accrued expenses increased $461,839 between June 30, 1996 and September 30, 1996 primarily as a result of the Company's purchase during the quarter of equipment to be installed in the Company's new genetic testing facility.

  The Company's investing activities provided cash of $3,230,329 in the three months ended September 30, 1996 and used cash of $13,099,006 in the three months ended September 30, 1995. Investing activities in the quarter ended September 30, 1996 were comprised primarily of capital expenditures for research equipment, office furniture, and facility improvements and reinvestment of marketable investment securities from long-term investments to short-term cash equivalents. During the quarter ended September 30, 1995, the Company had shifted its investment in marketable securities from short-term cash equivalents to long-term investments.

  Financing activities used $48,228 during the quarter ended September 30, 1996. The Company reduced the principal on its equipment financing facility by $74,186. This decrease was offset by proceeds of $25,958 from the exercise of stock options. Financing activities provided $9,915,930 during the quarter ended September 30, 1995. The Company reduced the principal on its equipment financing facility by $66,793 and received an equity investment of approximately $10,000,000 from Bayer during that time.

  The Company anticipates that its existing capital resources, including the net proceeds of this offering, will be adequate to maintain its current and planned operations for at least the next three years, although no assurance can be given that changes will not occur that would consume available capital resources before such time. The Company's future capital requirements will be substantial and will depend on many factors, including progress of the Company's research and development programs, the results and cost of clinical correlation testing of the Company's genetic tests, the costs of filing, prosecuting and enforcing patent claims, competing technological and market developments, payments received under collaborative agreements, changes in collaborative research relationships, the costs associated with potential commercialization of its gene discoveries, if any, including the development of manufacturing, marketing and sales capabilities, the cost and availability of third-party financing for capital expenditures and administrative and legal expenses. Because of the Company's significant long-term capital requirements, the Company intends to raise funds when conditions are favorable, even if it does not have an immediate need for additional capital at such time.

                                   BUSINESS

GENERAL

  Myriad Genetics, Inc. is a leader in the discovery and sequencing of genes related to major common diseases, such as cancer and cardiovascular disease. The Company utilizes analyses of extensive family histories and genetic material, as well as a number of proprietary technologies, to identify inherited mutations which increase the risk to individuals of developing these diseases. The Company has also developed a proprietary high-throughput assay to identify protein-protein interactions. The Company believes that the application of these technologies may provide new insights into protein function and cellular organization which may lead to the identification of novel therapeutic targets. The discovery of disease-predisposing genes and their biochemical pathways provides the Company with two significant commercial opportunities: (i) the development and marketing of genetic testing and information services, such as its recently launched BRACAnalysis(TM) test, for the identification of individuals who are genetically predisposed to developing a particular disease, and (ii) the development of therapeutic products for the treatment and prevention of major diseases associated with these genes and their biochemical pathways. The Company intends to pursue the development of therapeutic products either in conjunction with its strategic partners such as Ciba-Geigy Corporation ("Ciba"), Bayer Corporation ("Bayer") and Eli Lilly and Company ("Lilly"), or independently.

  Myriad has achieved the following major milestones:

  . Discovered, with its academic collaborators, the complete sequence of the BRCA1 and BRCA2 breast and ovarian cancer predisposing genes. These two genes are responsible for the majority of early onset hereditary breast and ovarian cancers;

  . Launched its first commercial genetic predisposition test, BRACAnalysis(TM), a comprehensive BRCA1 and BRCA2 sequence analysis for susceptibility to breast and ovarian cancer;

  . Identified nine new genes that interact in the BRCA1 biochemical pathway and two new genes that interact in the BRCA2 biochemical pathway;

  . Discovered the tumor suppressor function of the cell cycle gene MTS1, which is responsible for the majority of hereditary melanoma, and discovered and sequenced two other cell cycle genes, MTS2 and MTS3, and is analyzing their potential role in cancer;

  . Discovered, with its academic collaborators, the chromosomal location of nine additional major genes, including genes involved in heart disease, cancer, osteoporosis and obesity;

  . Conducted approximately 2,000 DNA analyses in conjunction with an ongoing study by the National Institutes of Health to determine whether or not the Company's patented AGT gene mutations can be used to predict salt-dependent hypertension; and

  . Established strategic alliances with Bayer, Ciba and Lilly for the discovery of genes related to respiratory diseases and metabolic disorders, cardiovascular diseases and breast cancer, respectively. Under these agreements, the Company may receive up to an aggregate of $135 million in equity investments, research funding and milestone payments, as well as royalties on the sale of future therapeutic products. To date, the Company has received $32 million under the agreements.

  The Company has begun commercialization of its gene discoveries by providing genetic tests for individuals to determine whether they have inherited gene mutations which may increase their risk for specific diseases. On October 30, 1996, Myriad introduced BRACAnalysis(TM), an important genetic test for women who have been diagnosed with breast or ovarian cancer and women who are at risk for hereditary breast and ovarian cancer. The Company believes that BRACAnalysis(TM) is the first comprehensive BRCA1 and BRCA2 sequence analysis for susceptibility to breast and ovarian cancer. Women who may benefit from BRACAnalysis(TM) include: women with a diagnosis of breast or ovarian cancer, especially premenopausal breast cancer; women with a family history of breast or ovarian cancer; and women with a blood relative who is known to have a mutation in BRCA1 or BRCA2.

  Myriad has developed a highly automated genetic testing platform which the Company believes will enable it, once it has discovered and sequenced a gene, to develop a test for genetic predisposition relatively quickly and economically. For example, the Company introduced BRACAnalysis(TM) in October 1996, less than one year after it discovered the full sequence of BRCA2. The Company believes that the information gained from tests that confirm genetic predisposition has potential value to individuals and their health care providers in the following areas: (i) proactive health care and lifestyle decisions that may delay or prevent the onset of disease; (ii) early detection of disease; and (iii) selection of the most appropriate treatment. Through its wholly-owned subsidiary, Myriad Genetic Laboratories, Inc. ("Myriad Labs"), the Company has established a genetic predisposition testing laboratory which has received federal certification under the Clinical Laboratory Improvements Amendments Act of 1988 ("CLIA").

  In order to accelerate its gene discovery and therapeutic target identification programs, the Company employs three synergistic sets of technologies: (i) the genetic analysis of large Utah families performed by the Company's scientists and collaborators; (ii) the Company's proprietary bioinformatic gene mapping, sequencing and cloning technologies; and (iii) the Company's advanced protein interaction and functional genomics technologies. The Company's collaborators at the University of Utah and IHC Health Services, Inc. ("IHC") have extensively studied large, multi-generational Utah families with histories of high rates of certain diseases, including cancer and cardiovascular disease. The clinical information from these studies, together with genetic analysis of the more than 35,000 DNA samples collected from family members, provides the Company with an unparalleled opportunity for accelerating several critical steps of the gene discovery process. The Company uses proprietary mapping and DNA sequencing technologies to identify a narrow chromosomal region, to isolate candidate gene sequences and, ultimately, to identify the actual DNA sequence comprising the disease-predisposing gene. Once an important disease-predisposing gene has been identified, the Company uses advanced protein interaction technologies to identify genes that are upstream and downstream in the biochemical pathways from the gene discovered in order to understand the biochemical pathways involved in the disease process. This enables Myriad and its corporate partners to select promising points of therapeutic intervention along the biochemical pathway.

  Myriad's business strategy has five primary components: (i) to expand the Company's leadership position in discovering and sequencing genes; (ii) to build the Company's genetic testing and information services business; (iii) based on its gene discoveries, to identify potential therapeutic targets by understanding the biochemical pathways related to common diseases; (iv) to capitalize on strategic alliances with corporate partners to obtain financing for a major portion of the Company's research and to commercialize certain therapeutic products for the treatment and prevention of disease; and (v) longer term, to pursue the independent marketing and development of therapeutic products based on certain gene discoveries.

MYRIAD'S GENOMICS STRATEGY

  Myriad believes that the Company's strategy of combining the three major approaches to the discovery and sequencing of genes (positional cloning, high-speed DNA sequencing and protein interaction network analysis) greatly increases the probability that the genes discovered will be of diagnostic and therapeutic importance. The focused and direct application of these three approaches at the appropriate stage of the gene discovery process enables the Company to discover and sequence important disease-related genes relatively quickly and economically. Starting with a disease target such as breast cancer, the Company first utilizes positional cloning, having determined in advance of sequencing that the gene being sought in fact contributes to a substantial percentage of incidence of a particular disease and thus may have significant commercial potential. The Company's positional cloning strategy is based on the presence of a specific disease-related chromosomal fragment shared by many individuals within a multi-generational family. The Company uses positional cloning to reduce the library of candidate genes from tens of thousands to ten or fewer genes on a specific chromosome.

  Myriad has developed proprietary high-speed DNA sequencing technologies that enable the Company to efficiently and rapidly obtain sequences from the chromosomal region and sequence the entire gene once it has been identified. Following the identification of the disease-related gene, the Company uses protein interaction technologies to identify other related genes that may yield additional diagnostic or therapeutic opportunities.

Myriad identifies genes that interact with the disease-predisposing gene in order to understand the biochemical pathway associated with the disease. The success of the Company's approach is demonstrated by its discovery of the complete sequence of five major genes (BRCA1, BRCA2, MTS1, MTS2 and MTS3) and the identification of eleven genes along their biochemical pathways.

  All stages of the gene discovery process use and generate a vast amount of information. Accordingly, the Company has designed a proprietary bioinformatics system which provides significant analytical and data management capabilities which are integral to genetic and molecular analysis. The system is based on integrated, protocol-driven database management software which is utilized to track experiments and collect the data generated. The system incorporates data on DNA samples, genetic markers, maps, DNA clones and DNA sequences which are generated during the gene discovery process. Further, the system directs the genetic analysis, fine structure mapping, generation of candidate genes and mutation screening. It allows the automation of labor intensive steps in the analysis of DNA sequences, and incorporates Myriad's expert system for detecting coding regions in random DNA sequences. Proprietary software methods have also been developed by scientists at the Company which significantly accelerate mutation screening.

  Myriad leverages its proprietary database of families to link important disease causing genes to specific chromosomes. The Company then employs its proprietary high-speed sequencing technologies to discover these disease-causing genes, which leads directly to two important commercial opportunities for the Company: (i) genetic testing products such as BRACAnalysis, the first comprehensive sequence-based genetic test, and (ii) gene therapy and protein replacement therapy products. Once an important disease-causing gene has been discovered, the Company employs proprietary protein interaction technologies to identify the upstream and downstream genes along its biochemical pathway. Company scientists also establish functional assays to determine the function and activity of the protein produced by the disease-causing gene. Understanding the biochemical pathway and protein function lead to novel therapeutic targets that the Company uses to develop new therapies in conjunction with its corporate partners and independently.

  Studying Diseases in Families. A key competitive advantage of the Company's gene discovery process is the information derived from the genetic analysis of large, multi-generational Utah families. The early Utah population was characterized by many large families with a dozen or more children, hundreds of grandchildren and great-grandchildren and thousands of descendants. By using the extensive and detailed genealogical records kept by the families themselves, the Company is better able to resolve the ambiguities caused by interactions between environmental factors and multiple predisposition genes. Although in practice combining data from several multi-generational families is more efficient, the Company can often positionally clone a gene related to a disease by studying DNA from a single large extended family. For example, the Company was able to clearly identify the region encompassing the BRCA2 gene in the largest known extended family carrying that trait. This type of analysis is not possible using small families because the interactions between environmental factors and multiple causal genes may lead to erroneous conclusions regarding the chromosomal location of a gene.

  To efficiently identify common disease-predisposing genes, the Company has entered into several exclusive research collaborations. In the field of cancer, the Company is currently working with researchers at the University of Utah's Center for Cancer Genetic Epidemiology whose analysis of familial cancers contributed significantly to the understanding of the hereditary nature of most types of cancer. These researchers have collected over 25,000 DNA samples from extended families with breast cancer, ovarian cancer, colon cancer, prostate cancer, lung cancer, bladder cancer, brain cancer, leukemia, lymphoma and melanoma. In the cardiovascular and obesity fields, the Company is currently working with researchers at the University of Utah's Cardiovascular Genetics Research Clinic, which has an extensive collection of data from extended families with cardiovascular disease and obesity, encompassing over 10,000 DNA samples collected to date. Research with IHC collaborators currently involves the study of families with asthma and families with osteoporosis. Myriad's University of Utah and IHC colloborators are currently collecting over 6,000 new DNA samples per year.

  Analyzing DNA from Family Members. The DNA from selected members of each extended family is analyzed with a large set of genetic markers, enabling researchers to identify which chromosomal segment is associated with a particular disease in a family. The family members' DNA sample preparations are quality controlled, and then placed on a robotics workstation which prepares thousands of polymerase chain reaction

("PCR") amplifications of the genetic markers and, after amplification, combines the reaction products so that all of the genetic markers for a complete genomic search can be analyzed on automated sequencers. For example, all of the genetic markers for ten family members in an extended family can be gathered in a single day, creating enough information to begin mapping the underlying gene to a specific chromosomal region.

  Locating and Narrowing the Chromosomal Region on which the Gene Resides. The genetic markers from the DNA of family members are stored in the Company's proprietary database system and complex analysis programs search for the chromosome on which the gene resides. As candidate chromosomal regions are found, additional sets of markers in the suggested regions are analyzed and the set of families and family members studied is expanded to narrow the gene's location. Once a gene has been located on a particular chromosome, the Company uses recombinant DNA libraries to select DNA fragments which encompass the region surrounding the gene. The Company has acquired an extensive genomic library for mapping and gene isolation. By using a proprietary procedure developed at Myriad, the chromosomal region is significantly narrowed by tracing patterns of inheritance of new genetic markers which are isolated from the clones encompassing the region.

  Identifying the Disease-Predisposing Gene and Characterizing Mutations. The Company uses high-speed gene sequencing to screen all genes in the narrowed region to identify mutations that are present in the DNA sequences of diseased individuals and are absent in the DNA sequences of unaffected individuals. To find the set of candidate genes in the chromosomal region, the Company uses two proprietary approaches developed by Myriad scientists, a DNA sequencing methodology in conjunction with gene detection software, and a high-throughput method for identifying expressed sequences. Gene fragments identified in this manner are extended to include the entire gene sequence by the Company's "directed hybrid selection" technology. The disease-related gene is identified by detecting sequence variants using automated sequencing and Myriad's proprietary sequence analysis software. This automatic detection greatly increases the speed at which genes can be screened for disease-predisposing mutations.

  Once a disease-related gene has been discovered, Myriad scientists examine DNA from affected and unaffected individuals to estimate the frequency of each mutation and its associated disease risk in a variety of populations. Relatives of each individual carrying a disease-related gene are tested for the presence of the specific mutations. The information derived from these tests has enabled the Company to develop a large and growing proprietary database to characterize each mutation by type, severity and age of onset of the associated disease. In certain cases, functional assays are developed to test the predisposing activity of each mutation.

  Identifying the Biochemical Pathway. As protein-protein interactions mediate the functions of most cellular processes, identification of such interactions is critical in understanding a protein's function. Accordingly, the Company has developed a proprietary high-throughput version of an assay to identify protein-protein interactions. This system employs the Company's integrated automation platform and significant bioinformatics capabilities to rapidly identify protein partners. The Company believes that the application of this technology may provide new insights into protein function and cellular organization and may suggest functions for known and novel proteins. Ultimately, the analysis of large numbers of protein interactions may allow the Company to identify critical interactions that could be targets for therapeutic intervention.

  This technology is also applied to characterize the component pathway proteins involved in these diseases. Functional assays are developed to analyze the relationship of these pathway components to the function of the disease gene. In addition, predisposing mutations in the disease gene are tested for their effect on interactions with various protein partners to identify critical components of the disease pathway.

MYRIAD'S GENE DISCOVERY PROGRAMS

  Myriad's research programs are focused on the discovery of disease-related genes which predispose individuals to cancer, cardiovascular diseases and other common diseases. The following table summarizes the current status of the Company's gene discovery programs:


    [Table summarizing the status of the Company's gene discovery programs for cancer, cardiovascular diseases, central nervous system disorders and other major diseases. The table identifies specific diseases, their rates of incidence, related targeted genes and the Company's stage of development with respect to each such gene and disease.]

  The Company's gene discovery and development programs in cancer, cardiovascular diseases and other major diseases are described in further detail below.

CANCER

  Scientists and physicians understand that many common disorders have a strong hereditary component. These diseases, including cancer, involve genetic changes that affect millions of individuals. Individuals genetically predisposed to cancer have a disease-related mutation in one of the two copies of a gene they inherit from their parents. Thus, one step that can lead to cancer has already occurred in every cell of that individual.

  BRCA1 Breast and Ovarian Cancer Gene. The Company and its collaborators reported the discovery of the BRCA1 breast and ovarian cancer predisposing gene in the October 7, 1994 issue of the journal Science. Familial, hormonal and environmental factors can each influence a woman's risk of developing breast or ovarian cancer. In 1996, it is estimated that approximately 184,000 women in the United States will be diagnosed with breast cancer and an additional 27,000 women will be diagnosed with ovarian cancer. During the same period, an estimated 44,000 women will die from breast cancer (the second highest cancer mortality rate among women) and an estimated 15,000 women will die from ovarian cancer. BRCA1 appears to be responsible for approximately half of the early onset hereditary breast cancer cases in an international study of breast cancer conducted by the Breast Cancer Linkage Consortium (the "Consortium Study"). Hereditary breast cancer is believed to account for approximately 5-10% of all cases of breast cancer. A study of women in the United States published in the American Journal of Human Genetics indicates that a woman with a BRCA1 mutation has an 86% risk of developing breast cancer by age 80 as compared to a general population risk of 10%. Additionally, according to a recent study published in Lancet, the risk to a woman with a BRCA1 mutation of developing ovarian cancer by age 70 is approximately 44%, compared to a general population risk of approximately 1%.

  The Company believes that women who have relatives with breast or ovarian cancer, and therefore may have a higher risk of developing breast or ovarian cancer, will want to know if they have a BRCA1 mutation. A study recently published by the Journal of Clinical Oncology of women who had at least one relative with ovarian cancer found that 75% of the women surveyed would definitely want to be tested for the existence of a BRCA1 mutation and 20% of the women surveyed would probably want to be tested, while only 2% would not want to be tested. The remaining 3% were uncertain.

  BRCA2 Breast Cancer Gene. On December 20, 1995, Myriad and its collaborators announced the discovery of the complete sequence of BRCA2, a second hereditary breast cancer gene which was found to be responsible for the majority of the remaining cases of inherited breast cancer, as reported in the journal Nature Genetics. Myriad has developed a genetic test for this gene which has been combined with the test for BRCA1 to form a comprehensive integrated test for hereditary breast and ovarian cancer.

  Women who inherit a mutated copy of the BRCA2 gene also have an increased risk of early onset breast cancer, and men with mutations in BRCA2 are also at increased risk for developing the rare form of male breast cancer. A number of distinct mutations have been identified by the Company for BRCA2 in breast cancer families. BRCA2 mutations are thought to account for a large proportion of the remaining early onset hereditary female breast cancers which are not accounted for by BRCA1, as well as most hereditary male breast cancers. Women with BRCA2 mutations have approximately the same risk of breast cancer as BRCA1 mutation carriers; the risk of ovarian cancer is also increased, although not as much as in those with BRCA1 mutations.

  MTS1 Tumor Suppressor Gene. The Company's first major discovery was the involvement of the MTS1 gene in the formation of many types of cancer including melanoma, lymphoma, leukemia and cancers of the lung, breast, brain, bone, bladder, kidney and ovary. The role of MTS1 as a tumor suppressor was discovered by Myriad and was reported in the April 15, 1994 issue of the journal Science. When MTS1 is mutated, its function as a molecular brake during a key step in the cell division process is lost and uncontrollable cell growth may take place. Myriad has shown that MTS1 is deleted or mutated in over half of all tumor cell lines tested. Because MTS1 is one of the most commonly mutated or deleted tumor suppressor genes discovered to date, Myriad believes that it is a promising candidate for the development of new anti-cancer therapies. The MTS1 gene may also have value in monitoring disease progression.

  Myriad also discovered that abnormal MTS1 genes can be inherited, and that when they are inherited they predispose individuals to melanoma. The Company's discovery of the MTS1 predisposition to melanoma was reported in the September 1994 issue of the journal Nature Genetics. Melanoma is lethal in 86% of cases where it has metastasized (spread to another site in the body); however, when it is diagnosed at an early stage, less than 10% of patients die within five years. Since the early 1970's, the incidence of melanoma has increased at about 4% per year and melanoma has become one of the fastest growing cancers in the United States. In 1996 it is estimated that approximately 38,000 Americans will be diagnosed with melanoma. The Company believes that approximately 10% of melanoma cases are hereditary. The Company and its collaborators have substantial expertise in the genetic analysis of melanoma and have begun to identify important disease-predisposing MTS1 mutations.

  MTS2 and MTS3 Cell Cycle Genes. Myriad scientists located MTS1 on a narrow region of chromosome 9. Further analysis of this region yielded two other novel genes involved in cell growth and cell cycle control, MTS2 and MTS3. Although other researchers sequenced a portion of MTS2, the Company discovered that MTS2's expression levels increased during DNA replication and cell division. Myriad also discovered MTS2's potential involvement in cancer and is investigating its specific potential role in several types of cancer. Myriad's discovery of the MTS3 gene has led to a new area of research in cell division and its possible role in cancer.

  CA4, CA5, CA6 and CA7 Cancer Genes. The Company also has active research programs to identify additional genes believed to be implicated in cancer. Studies by the Company and its collaborators are focused on all of the major cancer sites including prostate cancer, colorectal cancer, lung cancer, brain cancer, leukemia and lymphoma, all of which have a strong hereditary component. To date, Myriad and its academic collaborators have determined the chromosomal location of CA4, CA5 and CA7, genes associated with three major types of cancer, to small chromosomal regions, and have discovered a novel tumor suppressor gene, CA6. It is estimated that over 400,000 new cases of these cancers will be diagnosed each year in the United States.

CARDIOVASCULAR DISEASES

  Scientists recognize that cardiovascular diseases represent a group of related disorders that are highly familial and result from both genetic and environmental risk factors. Genetic predisposition to cardiovascular diseases involves a number of familial risk factors including, among others, abnormal levels of triglycerides (fats used for storage and energy), cholesterol, angiotensinogen (a protein involved in the regulation of salt and water retention) and homocysteine (an amino acid involved in blood coagulation), all of which may interact with environmental risk factors, such as physical activity, stress, smoking and diet.

  AGT Hypertension Gene. Hypertension (high blood pressure) is a complex disorder which is believed to have a number of causes, including excess weight, atherogenesis (formation of fat deposits on the interior walls of arteries) and salt sensitivity. Approximately 50 million people in the United States are hypertensive. Hypertension has a significant genetic component and is a major risk factor for cardiovascular disease, kidney failure and stroke. The angiotensinogen ("AGT") gene is believed to be involved in salt-dependent hypertension. Certain mutations in the AGT gene are believed to cause individuals to retain excessive amounts of salt, thus increasing their risk for hypertension. The U.S. Patent Office issued a patent on a method for detecting a predisposition to hypertension based on the AGT gene to the University of Utah and Institute National de la Sante et de la Recherche Medicale ("INSERM") in December 1994. The Company has an agreement with the University of Utah and INSERM, pursuant to which it has a co-exclusive license to develop diagnostic products from the genetic mutations of AGT associated with hypertension, and an exclusive license to develop therapeutic products from such genetic mutations of AGT.

  CHD1 and CHD2 Heart Disease Genes. Heart disease is the leading cause of death in the United States and is believed to have a significant genetic component. Approximately 1.5 million acute myocardial infarctions (heart attacks) result in 800,000 hospitalizations and more than 500,000 deaths each year in the United States. The Cardiovascular Genetics Research Clinic at the University of Utah has assembled a database of approximately 120,000 families comprising over 1,000,000 individuals and has identified a large number of families with a strong history of cardiovascular disease.

  Myriad has determined the location of two significant cardiovascular disease genes, CHD1 and CHD2, each within a narrow region of a chromosome. The Company believes that the CHD1 and CHD2 genes are important predisposing genes for heart disease, since approximately 15% of families studied with early coronary heart disease have the condition associated with these genes. The Company believes that a genetic test for familial cardiovascular disease would be of value to predisposed individuals, who could benefit from regular monitoring. The discovery of the CHD1 and CHD2 genes may facilitate early diagnosis and improved therapeutic products.

OTHER MAJOR DISEASES

  MOB1 and MOB2 Obesity Genes. There are approximately 34 million adult Americans who are classified as obese. The mechanisms of fat storage and energy balance have a substantial hereditary component, and the Company believes that a gene or combination of genes is likely to be responsible for a significant percentage of obesity. It has not been established that the human counterparts of the rare obesity genes recently discovered in mice play a significant role in common human obesity. Myriad believes that its collaborator's collection of DNA from members of extended families who are obese give it a competitive advantage in the search for human obesity genes. Myriad's scientists have determined the chromosomal locations of two significant obesity genes, MOB1 and MOB2. The Company believes that the MOB1 and MOB2 genes are important in human obesity and may be responsible for a majority of hereditary obesity.

  OS1 Osteoporosis Gene. Osteoporosis is a disorder of decreasing bone mass affecting approximately one quarter of women over age 60, nearly half of all women over 75 and approximately 25 million individuals in the United States. Osteoporosis is the most significant underlying cause of skeletal fractures among late middle-aged and elderly women. Early detection of a predisposition to osteoporosis is important because nutritional and therapeutic intervention can delay the onset and reduce the severity of the disease. Myriad has determined the location of a significant gene involved in osteoporosis, OS1, and has narrowed the OS1 gene to a small region of a chromosome. The Company believes that the OS1 gene plays an important role in the pathogenesis of osteoporosis.

  Asthma Genes. It is estimated that between 10 and 15 million people in the United States have asthma and there is strong evidence supporting the existence of a genetic component to asthma. Deaths from severe asthma attacks have been increasing in the United States and now number approximately 6,000 per year. Detailed case reviews suggest that many deaths from asthma could have been prevented by earlier and more intensive medical care. There is currently no laboratory test which can establish a diagnosis of asthma. Myriad and its collaborators have begun systematic collection of data from families with a history of asthma and have also begun chromosomal location analysis.

  Diabetes Genes. Type II diabetes is a complex disorder resulting from the body's failure to process blood sugar properly. It is estimated that approximately 17 million people in the United States are affected by type II diabetes. It is difficult and cumbersome to diagnose type II diabetes at an early stage. Early detection of a predisposition to type II diabetes is important because diabetes may cause tissue damage and may also increase an individual's risk for heart disease, stroke, and high blood pressure. The Company anticipates a significant market for a genetic predisposition test for diabetes. The Company is developing a large database of information on families afflicted with diabetes.

  Depression and Bipolar Disease Genes. There are approximately 13 million people in the United States that are affected by major depression and an additional approximately 4 million in the United States with bipolar disorders or manic depression. In June 1996, the Company entered into a research collaboration with IHC to link IHC's medical data and patient records of individuals with disorders of the central nervous system with the Company's proprietary database of families.

  Attention Deficit-Hyperactivity Disorder ("ADHD") and Addictive Behavior Genes. ADHD is often cited as the most common behavioral problem among school-aged children. Estimates of the number of children and adolescents in the United States with ADHD range from 1.4 to 2.2 million or approximately 3-5% of the population. The disease generally has its onset before the age of seven years with symptoms of inattention, impulsivity and hyperactivity which persist for longer than six months. Addictive behaviors are led in prevalence by alcoholism, which has been described as the third largest health problem in the United States behind heart disease and cancer. Alcoholism affects 13.8 million people, costs $98.6 billion and is implicated in 100,000 deaths annually. A recent study in Archives of General Psychiatry indicates that men with a family history of alcohol dependence are more than twice as likely to develop dependence on alcohol themselves, compared to men with no family history. The Company is currently studying families with ADHD and addictive behavior problems to identify candidate groups for analysis.

MYRIAD'S PRODUCT DEVELOPMENT PROGRAMS

  The Company has identified two commercial opportunities arising from the discovery of genes which predispose individuals to common diseases: (i) the development and marketing of genetic testing and information services for the identification of individuals who are genetically predisposed to developing a particular disease, such as its recently launched BRACAnalysis(TM) test, and
(ii) the development of therapeutic products for the treatment and prevention of major diseases. The Company intends to pursue the development of therapeutic products either in collaboration with its corporate partners or independently.

  The following table summarizes the current status of the Company's product development programs:


[Table summarizing the status of the three genetic predisposition tests developed or under development by the Company.]


BRACANALYSIS(TM) GENETIC PREDISPOSITION TEST

  On October 30, 1996, the Company introduced BRACAnalysis(TM), a comprehensive BRCA1 and BRCA2 sequence analysis for susceptibility to breast and ovarian cancer. The introduction followed the successful pre-market evaluation of the test in 14 leading U.S. cancer centers. BRACAnalysis(TM) provides women and their family members who are at risk for hereditary breast and ovarian cancer with important information that the Company believes will help them and their physicians make better informed lifestyle, dietary, surveillance and treatment decisions.

  BRACAnalysis(TM) is a fully automated testing platform that can deliver a direct full sequence analysis of BRCA1 and BRCA2 to women who seek knowledge of their predisposition to cancer. The Company believes that women who may benefit from BRACAnalysis(TM) include: women with a diagnosis of breast or ovarian cancer, especially premenopausal breast cancer; women with a family history of breast or ovarian cancer; and women with a blood relative who is known to have a mutation in BRCA1 or BRCA2. Because genetic predisposition testing raises important medical, psychological and social issues for patients and their families, Myriad Labs recommends that individuals meet beforehand with a genetic counselor or other trained health care professional to discuss the potential benefits and limitations of genetic predispositon analysis. Physicians are required to confirm that an informed consent was obtained from each patient prior to testing.

  In order to have the test performed, an individual visits his or her physician or health care provider and a blood sample is obtained, placed in a bar coded test tube and forwarded to Myriad Labs for processing. Upon receipt by Myriad Labs, each sample is logged for sample tracking and is then handled by advanced robotic systems to process the sample and perform the genetic test. BRACAnalysis(TM) identifies mutations in the BRCA1 and BRCA2 genes through a process that involves the performance of over 80 separate PCR amplifications and the sequencing of more than 33,000 DNA base pairs from the individual's blood sample. For the majority of women, BRACAnalysis(TM) includes a full sequence analysis of the protein-coding regions of both the BRCA1 and BRCA2 genes. However, in individuals who have a relative with a known BRCA1 or BRCA2 mutation, the Company can perform a mutation-specific test known as single-amplicon analysis.

  The Company expects that the ordering physician will receive an analysis from Myriad Labs within three to four weeks. If a deleterious mutation is detected, or if a mutation is identified whose clinical significance is not known, the Company's medical or laboratory director contacts the physician by telephone to discuss the results. In validation tests at Myriad, the testing platform achieved a sensitivity of greater than 98% (false negative of less than 2%) and a specificity of greater than 99% (false positive of less than 1%). Myriad encourages post-test counseling and education for all patients by providing physicians with educational materials and genetic counselor referral guides.

  In preparation for the commercial introduction of BRACAnalysis(TM), the Company hired a sales force with regional responsibilities for sales, promotion and education of physicians nationwide. The Company currently employs a sales force of five individuals and expects to significantly expand its sales force over the next three years. Marketing and educational efforts initially have been directed to approximately 50 comprehensive cancer centers, 500 community cancer centers, 9,000 oncologists and 40 of the largest managed care organizations as primary customers for BRACAnalysis(TM). Myriad also conducts educational symposiums for physicians in conjunction with the major medical conferences across the country, most recently at the American College of Surgeons meetings in San Francisco and the American College of Obstetricians and Gynecologists meetings in Denver. The Company has distributed over 100,000 educational packets to physicians, health care providers and genetic counselors. Educational efforts are also underway to secondary customer segments which include obstetricians, gynecologists and primary care physicians. The Company believes that broad market acceptance can be achieved only with substantial education about the benefits and limitations of BRACAnalysis(TM), as well as efforts to resolve concerns about their appropriate and ethical use.

  The Company has engaged a reimbursement consulting company to assist it in a number of reimbursement activities for BRACAnalysis(TM), including: (i) working with the Company to secure reimbursement approval from insurance and managed care organizations for reimbursement for BRACAnalysis(TM); (ii) providing reimbursement assistance through an 800 number hotline for patients who wish to file claim forms with their insurance companies or managed care providers; and (iii) administering a free of charge financial assistance program for uninsured patients who meet financial means criteria for BRACAnalysis(TM). While reimbursement policies for BRACAnalysis(TM) are still under discussion with a number of insurance companies and managed care providers, a major HMO announced in 1996 that it plans to reimburse BRCA1 testing to its members. The Company will require patients to pay directly for BRACAnalysis(TM) when insurance coverage or financial assistance is not available, although there can be no assurance that individuals will elect to pay directly for the test.

  The Company has established a list price for BRACAnalysis(TM) of $2,400 for full sequence tests and $395 for single amplicon tests for family members of individuals who have been identified by the Company as carrying specific mutations. The Company has established the pricing structure based on the complexity, sophistication and potential usefulness of the test information for patients and their physicians. A key component in the reimbursement decision by the United States Health Care Financing Administration ("HCFA") and most private insurers is the development of Current Procedural Terminology ("CPT") codes, which are used in the submission of claims to insurers for reimbursement for medical services. CPT codes are developed, maintained and revised by a committee of medical specialists which is administered by the American Medical Association ("AMA"). Currently, reimbursement for genetic tests is made on the basis of CPT codes which may not accurately reflect the complexity of sophistication of specific genetic tests. The Company has petitioned the CPT committee for test-specific codes which better reflect the complexity, sophistication and resource utilization of the Company's planned genetic tests. Additionally, new CPT sequencing codes, scheduled for implementation in 1998, are currently under review by the AMA. There can be no assurance that the Company will succeed in securing recognition by the CPT committee of specific codes for its products and services. Failure to secure recognition by the CPT committee could have a material adverse effect on the Company.

  Although the BRACAnalysis(TM) test has been successfully tested at 14 leading cancer centers across the country, there can be no assurance that this test or other similar tests developed by the Company in the future will achieve overall market acceptance. The degree of market acceptance will depend on a number of factors, including the availability of third-party reimbursement and demonstration to the medical community of the value, efficacy and cost-effectiveness of the test to patients, payors and health care providers.

AGTANALYSIS GENETIC PREDISPOSITION TEST

  The Company is also in the process of developing the AGTanalysis genetic predisposition test, a fully automated testing platform that can identify specific mutations of the AGT gene to assess an individual's risk of salt-dependent hypertension. The Company believes that the AGTanalysis may also be useful to determine which individuals diagnosed with hypertension may benefit from a low sodium diet therapy. Together with the National Institutes of Health ("NIH") , the Company is currently engaged in a study of the AGT genotypes of approximately 2,000 individuals with hypertension to determine whether an individual's ability to lower blood pressure by following a low sodium diet is correlated with the presence of certain AGT mutations. Demonstration of these correlations could validate the use of the AGT genetic test to assist health care providers in selecting the most effective therapy. Scientists at the Company have completed the development of the AGT genetic test for salt-dependent hypertension and are prepared to introduce the test if a correlation is established in the studies.

MTSANALYSIS GENETIC PREDISPOSITION TEST

  The Company and its collaborators have begun to identify important disease-predisposing MTS1 mutations. Similar to the BRACAnalysis(TM) test and the proposed AGTanalysis test, the Company is in the process of developing a genetic predisposition test to detect mutations to the MTS1 gene. The Company believes that an MTSanalysis test will assist individuals in determining if they are at risk for hereditary melanoma, a potentially lethal disorder which is curable if detected early. Melanoma has become one of the fastest growing cancers in the United States. The Company is in the early stages of development of an MTSanalysis test and there can be no assurance that the Company will successfully develop or commercialize this product.

MYRIAD'S COMMERCIALIZATION STRATEGY

  Myriad's initial commercialization strategy is to develop and market genetic testing and information services for the identification of individuals who have a high genetic risk of developing a particular disease based on predisposing genes discovered or licensed by the Company. The development of therapeutic treatments for such diseases represents a longer term opportunity for the Company to pursue in collaboration with strategic partners or independently. The Company has established a commercial genetics laboratory to provide genetic predisposition testing and has received CLIA laboratory certification from the Department of Health and Human Services. Myriad began marketing the first such genetic predisposition test, BRACAnalysis(TM), on October 30, 1996. The Company believes that the genetic information business represents an attractive opportunity for the following reasons:

  . The discovery of a gene enables the Company to develop and introduce a commercial test for genetic predisposition in a shorter period than the time required for therapeutic product development;

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

  . The cost of developing a genetic test is significantly less than the cost of developing a therapeutic product;

  . The identification and patenting of genes may create significant barriers to other companies attempting to enter the field;

  . The market for genetic predisposition testing for cancer, heart disease and other common diseases potentially includes a very large segment of the population, since the Company believes that many individuals can benefit from information regarding their susceptibility to these diseases;

  . The Company's broad technology platform should permit it to identify a number of disease-predisposing genes and to develop the related genetic predisposition tests; and

  . The Company's gene discoveries provide longer-term opportunities for the Company to develop and commercialize therapeutic products.

  The Company believes that the information gained from genetic tests that confirm inherited disease predisposition has potential value in the following areas: (i) proactive health care and lifestyle decisions that may delay or prevent the onset of disease; (ii) early detection of disease which may improve outcomes; and (iii) selection of the most appropriate treatment once an individual develops a disease.

 Genetic Predisposition Testing and Information Business

  Through Myriad Labs, the Company has established a central genetic testing laboratory to provide genetic information services to health care providers based on the genes discovered by the Company. The Company is developing a clinical database of information on mutations of each gene discovered, including the frequencies of occurrence in different population groups and the clinical correlation of these mutations. This database will permit Myriad Labs to provide health care professionals with detailed genetic information regarding the risk profile associated with an individual's genetic test results. Myriad Labs also provides educational and support services to physicians and health care professionals as part of its genetic information business.

  There are numerous difficulties and challenges associated with developing genetic tests based on gene discoveries, as well as uncertainties in interpreting the results. A defective gene may malfunction in many ways, and the numerous mutations of the gene may make tests for the mutations difficult. In addition, even when a genetic test identifies the existence of a mutation in a particular individual, the interpretation of the genetic test results is limited to the identification of a statistical probability that the tested individual will develop the disease for which the test has been completed. There can be no assurance that the Company will be successful in developing genetic tests in addition to BRACAnalysis(TM) or that BRACAnalysis(TM) or any such tests will be able to be marketed at acceptable prices or will receive commercial acceptance in the markets that the Company expects to target.

  By targeting its gene discovery efforts to the genetic predisposition components of major common diseases such as cancer and cardiovascular disease, the Company believes it will be able to assist health care providers in determining an individual's predisposition to such illnesses. The Company believes that genetic predisposition testing will be of great medical value to large segments of the population. Both affected individuals and those who are not currently affected but have a high risk of developing the disease in the future can benefit from the genetic test information which will enable them to make more informed decisions concerning selection of the most appropriate therapy, increased monitoring and preventive measures.

  In the longer term, the Company believes that as more genes are added to its portfolio through discoveries by the Company and licenses of genes discovered by others, the Company may be positioned to offer an array of genetic tests which cover a number of major diseases. The availability of a broad genetic testing profile could lead to expanded markets encompassing substantial additional segments of the population who could benefit from knowing their risk of developing a variety of major diseases.

 Therapeutic Opportunities

  Genes control all physiological processes through the expression of proteins. Genetic disease manifests itself when a gene produces a protein that causes a harmful effect or fails to produce a protein necessary for good health. For example, a mutated gene may express a protein that causes certain cells to proliferate without control, causing cancer. The Company believes that the technologies it has developed to identify genes and their biochemical pathways will enable it to identify important proteins for therapeutic intervention. Preventing or treating disease involves, either (i) intervening, through the use of a drug, in the complex series of cellular processes (which may include a series of receptor, enzyme, hormone and other protein interactions in the biochemical pathway) that blocks the activity of a harmful protein or replaces the function of a beneficial protein; (ii) replacing, modifying or regulating the gene responsible for a beneficial or harmful protein, or (iii) replacing a beneficial protein.

STRATEGIC ALLIANCES

  The Company seeks to obtain financing for a portion of its research and development activities through strategic alliances with corporate partners and endeavors to leverage its research efforts through collaborative agreements with academic institutions. Myriad has formed strategic alliances with three major pharmaceutical companies to date. The Company is collaborating (i) with Ciba to discover genes involved in certain types of cardiovascular disease,
(ii) with Bayer to discover genes involved in obesity, osteoporosis and asthma and (iii) with Lilly to commercialize the BRCA1 breast and ovarian cancer gene. The Company is actively pursuing strategic alliances with other partners in areas where it believes they may enhance the Company's ability to develop and exploit its technology. The material terms of the Company's current strategic alliances and collaborative agreements are described below.

 Ciba-Geigy Corporation

  In April 1995, Myriad entered into a Collaborative Research and License Agreement and Stock Purchase Agreement with Ciba. Under the agreements, Ciba made a $7 million equity investment in the Company and agreed to provide $25 million of funding over a five-year period to support the Company's research and development programs to identify and sequence certain genes involved in cardiovascular disease. In addition, the Company may receive future milestone payments up to $28 million and future royalty payments on therapeutic product sales. The Company granted Ciba an exclusive, worldwide license to develop, manufacture and sell therapeutic products derived from genes described above. Ciba may terminate the research agreement after April 1997 if the Company fails in a material respect to achieve any of the research objectives established by the research steering committee, which is comprised of an equal number of representatives from the Company and Ciba.

  Under the Ciba agreements, the Company will retain the exclusive, worldwide rights to all diagnostic products and genetic testing services based on the genes discovered under the research collaboration. The Company will retain the exclusive, worldwide rights to any therapeutic or diagnostic product for animal health care. In addition, Ciba has certain registration rights with respect to the stock it purchased under the agreements as well as certain Board representation rights.

 Bayer Corporation

  In September 1995, Myriad entered into a Collaborative Research and License Agreement and Stock Purchase Agreement with Bayer. Under the agreements, Bayer made a $10 million equity investment in the Company and agreed to provide $25 million of funding over a five-year period to support the Company's research and development programs to identify and sequence genes involved in obesity, osteoporosis and asthma. In addition, the Company may receive future milestone payments up to $36 million and future royalty payments on therapeutic product sales. The Company granted Bayer an exclusive, worldwide license to develop, manufacture and sell therapeutic products derived from genes described above. Bayer may terminate the research agreement after September 1997 if the research steering committee, which is comprised of an equal number of representatives from the Company and Bayer, determines that the research program is likely to fail to achieve its objectives in all areas and the parties do not agree on alternative disease targets for the research program.

  Under the Bayer agreements, the Company will retain the exclusive, worldwide rights to all diagnostic products and genetic testing services based on the genes discovered under the research collaboration. The Company will retain the exclusive, worldwide rights to any therapeutic or diagnostic product for animal health care. In addition, Bayer has certain registration rights with respect to the stock it purchased under the agreements as well as certain Board representation rights.

 Eli Lilly and Company

  In August 1992, the Company entered into a Research Collaboration and License Agreement with Lilly and its former subsidiary, Hybritech Incorporated ("Hybritech"), pursuant to which Lilly and Hybritech made an equity investment in the Company and provided funding over a three-year period to support the Company's research and development program to discover and sequence the BRCA1 gene. Hybritech was sold by Lilly to Beckman Instruments, Inc. in 1996. The Company granted to Lilly an exclusive, worldwide license to develop, manufacture and sell therapeutic products derived from the BRCA1 gene, and granted to Hybritech an exclusive, worldwide license to develop, manufacture and sell diagnostic kits derived from the BRCA1 gene. Royalties with respect to therapeutic and diagnostic products which may in the future be developed by Lilly and Hybritech will be payable on product sales in each country until the expiration of the last valid patent covering such products in that country. Under the agreement, the Company retained the exclusive, worldwide rights to provide genetic testing services based on the BRCA1 gene.

 Hybritech, a subsidiary of Beckman Instruments, Inc.

  In March 1993, the Company and Hybritech entered into a related Collaborative Agreement which establishes certain rights and obligations of the Company and Hybritech with respect to Hybritech's development and sale of diagnostic kits. The agreement provides that Hybritech will have access to the BRCA1 mutation profile developed by the Company for use in connection with Hybritech's development of diagnostic kits. The agreement gives the Company the exclusive right to manufacture DNA-or RNA-based reagents for use in Hybritech's diagnostic kits, should Hybritech elect to develop diagnostic kits based on such reagents. The agreement also requires Hybritech to make periodic milestone payments to the Company keyed to progress in the development of a diagnostic kit. The first of such milestones has been achieved, and Hybritech has made the related payments.

ACADEMIC COLLABORATIONS

  The Company has a number of collaborative agreements with the University of Utah (the "University"), IHC and M.D. Anderson Cancer Center ("MDA") which represent important elements of the Company's research and development programs. The Company provides funding for its scientific collaborators at the University, IHC and MDA to expand the development of databases of families, the collection of clinical information and the analysis of DNA samples relating to specific gene discovery projects targeted by the Company. The University, IHC and MDA have granted the Company an exclusive, worldwide license to any commercial application including all gene discoveries, inventions and improvements created or discovered during such research for use by the Company for diagnostic and therapeutic purposes. The Company's collaborations with the University's scientists in the field of cancer have involved sponsorship of several projects at the University's Center for Cancer Genetic Epidemiology and MDA. The Company has also entered into collaborations with the University's Cardiovascular Genetics Research Clinic, which focus on the discovery of genes associated with cardiovascular diseases and obesity. The Company's collaboration with IHC focuses on the discovery of genes associated with asthma, osteoperosis and central nervous system disorders. In addition, the Company has licensed from the University and INSERM in France certain rights with respect to AGT, an important hypertension gene.

  Collaborations Related to Cancer. The Company has entered into a research agreement and three related exclusive license agreements with the University in the field of cancer. The Company and the University entered into an Exclusive License Agreement in October 1991, pursuant to which the Company was granted an exclusive, worldwide license to the University's patent rights arising out of the discovery of the BRCA1 breast and ovarian cancer gene for use in the diagnosis and treatment of breast cancer.

  In December 1992, the Company entered into a Standard Research Agreement to provide funding to the Center for Cancer Genetic Epidemiology for research projects directed to the isolation, sequencing and characterization of genes predisposing to cancer, including but not limited to colon cancer, lung cancer, prostate cancer and melanoma. Following the Company's discovery of the MTS1 gene, the Company entered into an Exclusive License Agreement with the University in June 1994, pursuant to which the Company was granted an exclusive, worldwide license to discoveries and inventions arising out of research at the Center for Cancer Genetic Epidemiology related to germline mutations of the MTS1 gene and methods of detecting predisposition to cancer based on the MTS1 gene. In November 1994, the Company entered into a third Exclusive License Agreement with the University, pursuant to which it was granted an exclusive, worldwide license to discoveries and inventions arising out of research at the Center for Cancer Genetic Epidemiology directed to the localization, sequencing and characterization of the BRCA2 breast cancer predisposing gene.

  In September 1996, the Company entered into a Patent and License Technology Agreement with the University of Texas and MDA in connection with research directed to the isolation sequencing and characterization of genes involved in leukemia, pursuant to which the Company was granted an exclusive, worldwide license to any commercial application of leukemia genes discovered during such research.

  Collaborations Related to Cardiovascular Disease and Obesity. In May and August 1995, the Company entered into two Standard Research Agreements with the University under which the Company reimburses the University for research performed at its Cardiovascular Genetics Research Clinic on behalf of the Company in the fields of cardiovascular disease and obesity.

  In May and August 1995, the Company also entered into two Exclusive License Agreements with the University which granted the Company exclusive, worldwide rights to use the database of families, clinical information and DNA samples for the discovery of genes for the diagnosis and treatment of cardiovascular disorders and obesity, subject to certain license fees and royalty payments to be paid by the Company to the University. The research agreement covering cardiovascular disorders terminates on April 30, 2000, while the obesity research agreement terminates on July 31, 2000.

  Collaborations Relating to Asthma and Osteoporosis. In September 1995, the Company entered into a Standard Research Agreement with IHC under which the Company reimburses IHC for research used to develop a clinical database in the fields of asthma and osteoporosis by linking IHC's database of patient records to the Company's genealogy database. IHC will also collect clinical information and DNA samples on selected patients. The Company and IHC will jointly own the clinical database, except that IHC may only use the database for educational and research purposes and to improve health care services to its patients and may not (i) use the clinical database to discover genes or develop products from the genes discovered or (ii) sell, license or furnish access to the database to any other party.

  The Company has the exclusive rights to use the clinical database, clinical information and DNA samples for the discovery of genes and the development of products for the diagnosis, prevention and treatment of asthma and osteoporosis. The research agreement covering asthma and osteoporosis terminates on August 31, 2000.

  Collaborations Relating to Central Nervous System ("CNS") Diseases. In June 1996, the Company entered into a Standard Research Agreement with IHC under which the Company reimburses IHC for research used to develop a clinical database in the study of CNS disorders, such as attention deficit hyperactivity disorder, depression, addictive behavior, and obsessive-compulsive disorders, by linking IHC's database of patient records to the Company's genealogy database. IHC will also collect clinical information and DNA samples on selected patients. The Company and IHC will jointly own the clinical database, except that IHC may only use the database for educational and research purposes and to improve health care services to its patients and may not (i) use the clinical database to discover genes or develop products from the genes discovered or (ii) sell, license or furnish access to the database to any other party.

  The Company has the exclusive rights to use the clinical database, clinical information and DNA samples for the discovery of genes and the development of products for the diagnosis, prevention and treatment of CNS disorders. The Company will pay royalties to IHC for diagnostic or therapeutic products or procedures developed by the Company as a result of the collaboration. The research agreement covering CNS diseases terminates on April 30, 2001.

PATENTS AND PROPRIETARY RIGHTS

  The Company intends to seek patent protection in the United States and major foreign jurisdictions for the genes it discovers, mutations and products of the genes and related processes, transgenic animals, and other inventions which it believes are patentable and where the Company believes its interests would be best served by seeking patent protection. The Company also intends to seek patent protection or rely upon trade secret rights to protect certain other technologies which may be used in discovering and characterizing new genes and which may be used in the development of novel diagnostic and therapeutic products. To protect its trade secrets and other proprietary information, the Company requires that its employees and consultants enter into confidentiality and invention assignment agreements. There can be no assurance as to the protection that the confidentiality and invention assignment agreements will afford the Company. In addition, there can be no assurance that any such patents will issue, or that the breadth or the degree of protection of any claims of such patents will afford significant protection to the Company.

  The Company owns or has licensed rights to one issued patent and 26 patent applications in the United States and numerous foreign patent applications relating to genes associated with cancer, hypertension and processes for identifying and sequencing genes. There can be no assurance, however, that any patent applications which the Company has filed or will file or to which the Company has licensed or will license rights will issue or that patents which do issue will contain commercially valuable claims. In addition, there can be no assurance that any patents issued to the Company or its licensors will afford meaningful protection for the Company's technology or products or will not be subsequently circumvented, invalidated or narrowed.

  The Company's processes and potential products may also conflict with patents which have been or may be granted to competitors, academic institutions or others. As the biotechnology industry expands and more patents are issued, the risk increases that the Company's processes and potential products may give rise to interferences in the U.S. Patent office, or to claims of patent infringement by other companies, institutions or individuals. Such entities or persons could bring legal actions against the Company claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the related product or process. If any such actions are successful, in addition to any potential liability for damages, the Company could be required to cease the infringing activity or obtain a license in order to continue to manufacture or market the relevant product or process. There can be no assurance that the Company would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. Failure by the Company to obtain a license to any technology that it may require to commercialize its technologies or potential products could have a material adverse effect on the Company's business, financial condition and results of operations. There is also considerable pressure on academic institutions to publish discoveries in the genetic field. Such a publication by an academic collaborator of the Company prior to the filing date of the Company's application, if it covers a gene claimed in the application, may preclude the patent from issuing or the filing of foreign patent applications, or if a patent was issued, may invalidate the patent.

  The Company also relies upon unpatented proprietary technologies, and in the future may determine in some cases that its interests would be better served by reliance on trade secrets or confidentiality agreements rather than patents or licenses. These include the Company's positional cloning, protein interaction, robotics and bioinformatics technologies. There can be no assurance that the Company will be able to protect its rights to such unpatented proprietary technologies or that others will not independently develop substantially equivalent technologies. If the Company is unable to obtain strong proprietary rights to its processes or products after obtaining regulatory clearance, competitors may be able to market competing processes and products.

  Others may obtain patents having claims which cover aspects of the Company's products or processes which are necessary for or useful to the development, use or manufacture of the Company's services or products. In one such instance, the Company is aware that another group has filed patent applications having claims to the p16 and p15 proteins and their coding sequences and to the detection for the risk of cancer by analyzing these coding sequences. The Company has discovered that the gene for p16 is the MTS1 gene which suppresses tumor growth in many types of cancer. Should such other group obtain patent protection with respect to its discoveries, the Company's commercialization of genetic testing services and potential therapeutic products based on MTS1 or MTS2 could be limited or prohibited. Additionally, sometimes in similar situations the U.S. Patent Office declares an interference between competing patent applications. If an interference is declared, there can be no assurance that the Company would prevail in the interference. If such other party prevails in the interference, the Company may be precluded from commercializing services or products based on MTS1 or MTS2, or may be required to seek a license. There can be no assurance that a license would be available on commercially acceptable items, if at all.

  The Company believes that another group may have filed competing claims for a portion of the BRCA2 protein and its coding sequence. The Company has discovered the complete BRCA2 protein and its coding sequence. Should such other group obtain patent protection with respect to its discoveries or prevail in any interference, the Company's commercialization of services or products based on BRCA2 could be limited or prohibited.

  In addition, the Company is party to various license agreements which give it rights to use certain technology in its research, development and testing processes. There can be no assurance that the Company will be able to continue to license such technology on commercially reasonable terms, if at all. Failure by the Company to maintain rights to such technology could have a material adverse effect on the Company.

COMPETITION

  Competition in the Company's potential markets is intense. The technologies for discovering genes which predispose individuals to major diseases and approaches for commercializing those discoveries are new and rapidly evolving. Rapid technological developments could result in the Company's potential services, products, or processes becoming obsolete before the Company recovers a significant portion of its related research and development costs and capital expenditures associated therewith. Competitors of the Company in the United States and abroad are numerous and include, among others, major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, including those receiving funding from the Human Genome Project. Many of the Company's potential competitors have considerably greater financial, technical, marketing and other resources than the Company, which may allow these competitors to discover important genes in advance of the Company. If the Company does not discover disease-predisposing genes, characterize their functions, develop genetic tests and related information services based on such discoveries obtain regulatory and other approvals, and launch such services or products before competitors, the Company could be adversely affected. In addition, any predisposition tests which the Company may develop, including the recently introduced BRACAnalysis(TM) test, could be made obsolete by less expensive or more effective tests or methods which may be developed in the future.
The Company expects competition to intensify in the fields in which it is involved as technical advances in such fields are made and become more widely known.

  Myriad plans to offer genetic testing and information services to detect the mutation of genes predisposing individuals to major diseases through Myriad Labs. The clinical laboratory testing business is characterized by intense competition. There are several large clinical laboratories that market a broad range of services nationally, and that have substantially larger financial, marketing, logistical and laboratory resources than Myriad. These companies typically offer hundreds of different tests and generally compete based on quality, price and the time required to report results. While only a few of these laboratories currently provide DNA sequenced testing services, the Company anticipates that a number of these entities could offer competitive DNA sequenced testing services as technology evolves. The Company is aware of two companies which already offer a genetic predisposition test for certain mutations of the BRCA1 and BRCA2 genes. In addition, a number of research institutions and university research centers offer certain genetic predisposition testing on a limited basis.

  The Company is also aware that other companies may be developing DNA probe kits for genetic risk assessment purposes, some of which may be competitive with the Company's proposed genetic information business. Companies offering diagnostic products range from small businesses to large diagnostic, health care and pharmaceutical companies, many of which have substantially greater assets and resources than the Company. Several large diagnostic product companies manufacture test kits and other diagnostic tools that in general are sold to clinical laboratories.

  The Company has licensed to Hybritech the rights to develop, manufacture and market diagnostic kits for the BRCA1 breast cancer gene. If Hybritech or a sublicensee is successful in developing a diagnostic kit and receiving FDA approval for it, Hybritech or such sublicensee could sell the BRCA1 diagnostic kit to clinical laboratories and other competitors of the Company. Even though the Company has the right to supply all of the DNA components for such diagnostic kits and would receive royalties on the sale of all diagnostic kits, such diagnostic kits, if successfully developed, would likely compete against the Company's BRCA1 genetic testing business and reduce the Company's market share and revenues.

  The Company also expects to encounter significant competition with respect to any drugs that may be developed using its technologies. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of therapeutic products prior to the Company may achieve a significant competitive advantage. There can be no assurance, however, that the Company or its collaborative partners will be able to develop such products successfully or that such parties will obtain patents covering such products that provide protection against competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing therapeutic products that circumvent the Company's products, that such competitors will not succeed in developing technologies or products that are more effective than those developed by the Company and its collaborative partners or that would render technologies or products of the Company and its collaborators less competitive or obsolete.

GOVERNMENT REGULATION

  Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of the Company's proposed services and in its ongoing research and development activities. The Company's genetic testing and information services, as well as any therapeutic products which may be developed by its collaborative partners, will require regulatory approval by governmental agencies prior to commercialization. The establishment and operation of a genetic laboratory requires regulatory approval and periodic compliance reviews. Various federal statutes and regulations also govern or influence the testing, manufacturing, safety, labeling, storage, record keeping and marketing of such products. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations require the expenditure of substantial time and financial resources. Any failure by the Company or its collaborators, licensors or licensees to obtain, or any delay in obtaining, regulatory approval could have a material adverse effect on the Company's business, financial condition or results of operations.

  Genetic Laboratories. Myriad Labs is subject to government regulation at the federal, state, and local levels as a clinical laboratory. Myriad Labs has received CLIA certification from the Department of Health and Human Services (renewal of which is currently pending but which does not affect the Company's ability to operate Myriad Labs). On the state level, only New York has implemented regulations concerning DNA-based diagnostic testing and the Company has received approval from the State of New York for both BRCA1 and BRCA2 genetic testing. The Company is aware of several other states that require licensing or registration of clinical laboratory activities. The Company believes that it has taken all steps required of it in such jurisdictions in order for Myriad Labs to conduct business in those jurisdictions. However, there can be no assurance that the Company will be able to maintain state level regulatory compliance in all states where Myriad Labs may do business. Failure to maintain state regulatory compliance, or changes in state regulatory schemes, could result in a substantial curtailment or even prohibition of Myriad Lab's clinical activities and could have a material adverse effect on the Company's business, financial condition and results of operations.

  CLIA authorizes the Department of Health and Human Services to regulate clinical laboratories. These regulations, which affect the Company, mandate that all clinical laboratories be certified to perform testing on human specimens and provide specific conditions for certification. These regulations also contain guidelines for the qualification, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, specific standards are imposed for each type of test which is performed in a laboratory. CLIA and the regulations promulgated thereunder are enforced through quality inspections of test methods, equipment, instrumentation, materials and supplies on a periodic basis. Any change in CLIA or these regulations or in the interpretation thereof could have a material adverse effect on the Company's business, prospects, financial condition or results of operations.

  While the FDA does not currently regulate genetic tests developed by the Company if used in the Company's own testing laboratory, the FDA has stated that is has the right to do so, and there can be no assurance that the FDA will not seek to regulate such tests in the future. In the Federal Register of March 14, 1996, the FDA proposed to regulate as medical devices the "active ingredients" (known as "analyte specific reagents" or "ASRs") of certain tests developed in-house by clinical laboratories. The FDA proposed to classify low risk devices as class I and exempt them from the premarket notification requirements of the Food, Drug and Cosmetic Act, and to classify certain "high risk" ASRs as class III, requiring premarket approval. These "high risk" ASRs include those intended to diagnose potentially fatal contagious conditions or to safeguard the blood supply; pending receipt of public comment, ASRs for human genetic testing are not included within this group. The proposed rule would also establish labeling requirements for all ASRs and would prohibit the manufacturer from making any statement regarding analytical or clinical performance.

  Although the proposal does not apply to ASRs used in human genetic testing, the FDA noted that its Immunology Devices Advisory Panel had recommended that such ASRs be regulated as class II or class III devices. The FDA stated that it believes that this recommendation by the panel may be too broad, and instead sought comments on the degree of regulatory control needed for these tests. For example, the FDA said that it could regulate as class III devices "only those ASRs used in tests intended for use in overtly healthy people to identify a genetic predisposition to a dementing disease, or to a fatal or potentially fatal medical disorder (e.g., cancers or Alzheimer's disease), in situations where penetrance is poorly defined or variable and latency is long (5 years or longer)." The comment period on the proposed rule closed on June 12, 1996. The FDA could issue a final rule at any time, and it is impossible to know whether or not that final rule will include restrictions on ASRs used for human genetic testing. If the FDA should require that these tests receive FDA approval prior to their use in the Company's genetic testing laboratory, there can be no assurance such approval would be received on a timely basis, if at all. The failure to receive such approval could require the Company to develop alternative testing methods or utilize approved ASRs, which could result in the delay or cessation of such tests. Such a delay or cessation would have a material adverse effect on the Company's business, financial condition and results of operations.

  Therapeutics. Under the Company's current strategic alliances, the Company's partners have the right to develop therapeutic products based on certain of the Company's gene discoveries. The Company may also elect to develop independently therapeutic products based on gene discoveries that it has not licensed to partners. Such products, including any human gene therapy products, will be subject to regulation by the FDA and foreign regulatory authorities and require approval before they may be clinically tested and commercially marketed for human therapeutic use in the United States and other countries. The precise regulatory requirements with which the Company and its corporate partners will have to comply are undergoing frequent revisions and refinement due to the novelty of the human gene therapies being developed. Human gene therapy products are a new category of therapeutics, and there can be no assurance as to the length of the clinical trial period or the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety, efficacy, and potency of human gene therapy products. It is uncertain whether the clinical data generated in such studies will be acceptable to the FDA such that the FDA will approve the marketing of such products. In addition, obtaining FDA approval for therapeutic products is a costly and time consuming process.

  The steps required before a pharmaceutical agent may be marketed in the United States include (a) preclinical laboratory, in vivo and formulation studies, (b) the submission to FDA of an Investigational New Drug application ("IND"), which must become effective before human clinical trials may commence, (c) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug, (d) the submission of a New Drug Application ("NDA") to FDA and (e) FDA approval of the NDA, including approval of all product labeling and advertising. Failure to successfully develop therapeutic products could have a material adverse effect on the Company's business, financial results and results of operations.

  In addition to the FDA requirements, the NIH has established guidelines providing that transfers of recombinant DNA into human subjects at NIH laboratories or with NIH funds must be approved by the NIH Director. The Director has the authority to approve a procedure only if it is determined that no significant risk to health or the environment is presented.

  The Company's business is also subject to regulation under state and federal laws regarding environmental protection and hazardous substances control, including the Occupational Safety and Health Act, the Environmental Protection Act, and the Toxic Substance Control Act. The Company believes that it is in material compliance with these and other applicable laws and that its ongoing compliance therewith will not have a material adverse effect on its business. There can be no assurance, however, that statutes or regulations applicable to the Company's business will not be adopted which impose substantial additional costs to assure compliance or otherwise materially adversely affect the Company's operations.

HUMAN RESOURCES

  As of November 1, 1996, Myriad had 181 full-time equivalent employees, including 28 persons holding doctoral degrees. Most of the Company's employees are engaged directly in research and development activities. The Company believes that the success of its business will depend, in part, on its ability to attract and retain qualified personnel.

  The Company's employees are not covered by a collective bargaining agreement, and the Company considers its relations with its employees to be good.

FACILITIES

  The Company's headquarters are located in Salt Lake City, Utah. The Company currently leases all of its facilities, including a 24,800 square foot building dedicated to research and development and a 48,500 square foot building dedicated to administration and laboratory space which has received federal certification under CLIA to serve as a genetic predisposition testing laboratory. Additionally, the Company leases 11,500 square feet for various and support functions. A portion of this space may be sub-leased or abandoned upon expiration of the lease. Leases are generally for terms of five to ten years, and usually provide renewal options for terms of up to five additional years.

  The Company believes that its existing facilities and equipment are well maintained and in good working condition. The Company also believes that the flexibility to expand its new facilities will provide the Company with adequate capacity for the foreseeable future. The Company continues to make investments in capital equipment as needed to meet the requirements of its collaborative agreements and to meet the anticipated demand for its genetic predisposition tests.

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The executive officers and directors of the Company are as follows:

NAME                     AGE POSITION
----                     --- --------
John J. Horan(1)........  76 Chairman of the Board of Directors
Walter Gilbert,
 Ph.D.(1)(2)............  64 Vice Chairman of the Board of Directors
Peter D. Meldrum........  49 President, Chief Executive Officer, Director
Mark H. Skolnick,
 Ph.D...................  50 Executive Vice President of Research and Development, Director
Jay M. Moyes............  42 Vice President of Finance
Janet H. Haskell........  40 President, Myriad Genetic Laboratories, Inc.
Wolfgang Hartwig,
 Ph.D...................  45 Director
Arthur H. Hayes, Jr.,
 M.D.(2)................  63 Director
Alan J. Main, Ph.D......  42 Director
Dale A. Stringfellow,
 Ph.D.(1)(2)............  51 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  The Company's Restated Certificate of Incorporation and Restated By-Laws provide for the Company's business to be managed by or under the direction of the Board of Directors. Under the Company's Restated Certificate of Incorporation and Restated By-Laws, the number of directors is fixed from time to time by the Board of Directors. The Board of Directors currently is fixed at eight directorships and is divided into three classes. The Board of Directors has nominated all of the current directors for re-election at the 1996 Annual Meeting of Stockholders (the "1996 Meeting"). The Class I Directors with an initial term ending in 1997 are Alan J. Main, Ph.D., Wolfgang Hartwig, Ph.D., and Dale A. Stringfellow, Ph.D.; the Class II Directors with an initial term ending in 1998 are Peter D. Meldrum and Mark H. Skolnick, Ph.D.; and the Class III Directors with an initial term ending in 1999 are John J. Horan, Arthur H. Hayes, Jr., M.D., and Walter Gilbert, Ph.D. At each annual meeting of Stockholders following the 1996 Meeting and upon expiration of the initial terms, directors will be elected for three year terms.

  Ciba and Bayer each have rights to Board of Directors representation which were granted in connection with their respective strategic collaborations with the Company. Under the respective collaboration agreements, the Company must nominate one representative of each of Ciba and Bayer for election to the Board of Directors. Further, certain Company stockholders--Mark H. Skolnick, Ph.D., Angela A. Skolnick, Walter Gilbert, Ph.D. and Celia Gilbert (and, in the case of Bayer, the Skolnick Family Limited Partnership)--have agreed to vote in favor of such nominees for election to the Board of Directors. Dr. Main, a Director of the Company since April 1995, is Ciba's current representative on the Board of Directors. Dr. Hartwig is Bayer's current representative and has served as a Director of the Company since March 1996.

  JOHN J. HORAN, Chairman of the Board of Directors of the Company since joining the Board in November 1992, served as the Chairman of the Board and Chief Executive Officer of Merck & Co., Inc., a pharmaceutical company, from 1975 through 1985. Mr. Horan held a variety of positions with Merck from 1952 until his retirement from the Merck Board in 1993. He has also served on the Board of Directors of General Motors Corporation, J.P. Morgan, Inc., Morgan Guaranty Bank, NCR Corporation, Burlington Mills, Celgene Corporation, PathoGenesis Corporation, and as Chairman of Atrix Laboratories, Inc. Mr. Horan is a Director of the Robert Wood Johnson Foundation and a past Chairman of the Pharmaceutical Manufacturers Association.

  WALTER GILBERT, PH.D., Vice Chairman of the Board of Directors, joined the Company as a founding scientist in March 1992. Dr. Gilbert won the Nobel Prize in Chemistry in 1980 for his contributions to the development of DNA sequencing technology. He was a founder of Biogen, Inc., a biotechnology company, and its Chairman of the Board and Chief Executive Officer from 1981 to 1985. He has held professorships at Harvard University in the Departments of Physics, Biophysics, Biology, Biochemistry and Molecular Biology, and Molecular and Cellular Biology. He presently holds the Carl M. Loeb University Professorship at Harvard University.

  PETER D. MELDRUM has been a Director of the Company since its inception in May 1991 and has been President and Chief Executive Officer of the Company since November 1991. Prior to joining the Company he was President and Chief Executive Officer of Founders Fund, Inc., a venture capital group specializing in the biotechnology industry. He served as President and/or Chief Executive Officer of AgriDyne Technologies, Inc., an agricultural biotechnology company, for 13 years. He received an M.B.A. degree from the University of Utah in 1974 and a B.S. degree in Chemical Engineering from the University of Utah in 1970.

  MARK H. SKOLNICK, PH.D., Executive Vice President of Research and Development and a Director of the Company since May 1991, is a scientific founder of the Company. Dr. Skolnick and several colleagues were the first to conceive of using restriction fragment length polymorphism technology as genetic markers, a breakthrough that underpins the Human Genome Project. He received a Ph.D. in Genetics from Stanford University in 1975, and a B.A. degree in Economics from the University of California at Berkeley in 1968.

  JAY M. MOYES, Vice President of Finance since July 1993, served as Vice President of Finance and Chief Financial Officer of Genmark, Inc., an agricultural biotechnology company, from 1991 through July 1993. Mr. Moyes held various positions with the accounting firm of KPMG Peat Marwick LLP from 1979 through 1991, most recently as a Senior Manager. He received an M.B.A. from the University of Utah, a B.A. in economics from Weber State University, and is a Certified Public Accountant.

  JANET E. HASKELL, President of Myriad Genetic Laboratories, Inc., a wholly-owned subsidiary of Myriad Genetics, Inc., joined the Company in September 1995. Ms. Haskell has 17 years of health care experience with SmithKline Beecham Corporation, a pharmaceutical company, most recently serving as Vice President and General Manager in the Clinical Laboratories Division of SmithKline. Ms. Haskell is a member of the Advisor Committee of the National Center for Genome Resources and serves on various committees of the Biotechnology Industry Organization. Ms. Haskell received an M.S. in international management at the American Graduate School of International Management in 1978.

  WOLFGANG HARTWIG, PH.D., a Director of the Company since March 1996, has been Senior Vice President of Research for Bayer Corporation, Pharmaceutical Division since 1994. His last appointment was Head of Chemistry in the Pharma Research Center in Wuppertal. Dr. Hartwig's responsibilities include the Bayer Research Center in West Haven, CT, a large facility housing five scientific institutes and employing 300 researchers and support staff. He is also a lecturer at the University of Munster, Pharmaceutical Chemistry Facility. Dr. Hartwig received a Ph.D. from the University of Gottingen. Dr. Hartwig currently serves on the board of Onyx Pharmaceuticals, Inc.

  ARTHUR H. HAYES, JR., M.D., a Director of the Company since November 1992, served as Commissioner of the U.S. Food and Drug Administration from 1981 to 1983. Since 1991 he has served as the President and CEO of Mediscience Associates, Inc. From 1986 to 1991, Dr. Hayes served as the President and CEO of EM Pharmaceuticals, Inc., the United States affiliate of E. Merck of Darmstadt, Germany. He also served as Provost and Dean of New York Medical College from 1983 to 1986. Dr. Hayes currently serves as the Vice President and Medical Director of Nelson Communications, Inc. and serves on the Board of Director of NaPro BioTherapeutics, Inc., Celgene Corporation, the Macy Foundation and the Food and Drug Law Institute.

  ALAN J. MAIN, PH.D., a Director of the Company since April 1995, has been Senior Vice President of Research at Ciba-Geigy Corporation Pharmaceuticals Division since October 1992. Prior to this position, Dr. Main held several positions with Ciba, both in Basel, Switzerland and Summit, New Jersey. He received a Ph.D. in Organic Chemistry from the University of Liverpool, England in 1978 and a B.Sc. in Chemistry from the University of Aberdeen, Scotland in 1975. He is currently a Fellow of the Royal Chemical Society and is Vice President of the Inflammation Research Association.

  DALE A. STRINGFELLOW, PH.D., a Director of the Company since December 1991, has been President of Berlex BioSciences, a wholly-owned subsidiary of Schering AG, a pharmaceutical company, since June 1995. Prior to that he was President, CEO and a Director of Celtrix Pharmaceuticals from July 1990 until April 1995. In addition, Dr. Stringfellow has held other positions, including Vice President and Senior Director of Preclinical Cancer Research at Bristol-Myers Squibb Co.; Research Head, Cancer Virology and Cellular Biology Research at Upjohn Company; and Vice President, Research and Development at Collagen Corporation.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 31, 1996, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each Selling Stockholder, (iii) each director of the Company, (iv) the Company's Chief Executive Officer and other executive officers, and (v) all directors and executive officers as a group.

                                                                                            SHARES
                                                       SHARES BENEFICIALLY     NUMBER    BENEFICIALLY
                                                           OWNED PRIOR           OF       OWNED AFTER
                                                         TO OFFERING(1)        SHARES  OFFERING(1)(2)(3)
                                                       -----------------------  BEING  -----------------
NAME AND ADDRESS OF BENEFICIAL OWNER**                   NUMBER     PERCENT    OFFERED  NUMBER   PERCENT
--------------------------------------                 ------------ ---------- ------- --------- -------
Bayer Corporation....................................       588,235      6.7%            588,235   5.7%
 400 Morgan Lane
 West Haven, CT 06516
Peter D. Meldrum(2)..................................       337,471      3.8%  15,000    322,471   3.1%
Mark H. Skolnick(3)..................................       625,740      7.0%  20,000    605,740   5.8%
Jay M. Moyes(4)......................................         8,700        *               8,700     *
Janet H. Haskell(5)..................................        38,000        *              38,000     *
Walter Gilbert, Ph.D.(6).............................       207,970      2.4%            207,970   2.0%
John J. Horan(7).....................................        52,214        *              52,214     *
Arthur H. Hayes, M.D.(8).............................        26,000        *              26,000     *
Dale A. Stringfellow, Ph.D.(9).......................        16,371        *              16,371     *
Alan J. Main, Ph.D...................................             0        *                   0     *
Wolfgang Hartwig, Ph.D...............................             0        *                   0     *
All executive officers and directors as a group
 (10 persons)(10)....................................     1,312,466     14.3%          1,277,466  12.0%


SELLING STOCKHOLDERS
--------------------

--------
* Represents beneficial ownership of less than 1% of the Company's outstanding shares of Common Stock.

** Addresses are given for beneficial owners of more than 5% of the outstanding Common Stock only.

(1) Applicable percentage of ownership is based on 8,730,980 shares of Common Stock outstanding as of October 31 together with applicable options or warrants for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants which are currently exercisable or convertible or which will become exercisable or convertible within sixty (60) days after October 31 are deemed outstanding for computing the beneficial ownership of the person holding such option or warrant but are not outstanding for computing the beneficial ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 7,143 shares of Common Stock subject to currently exercisable options held by Mr. Meldrum, and 152,229 shares of Common Stock subject to currently exercisable options held by Founder's Fund, Inc. Mr. Meldrum, President, Chief Executive Officer and a Director of the Company, is a director of Founder's Fund, Inc. and may be deemed to share voting and investment power with respect to options owned by Founder's Fund, Inc., and may be deemed to be the beneficial owner of such shares.

(3) Includes shares held directly by Dr. Skolnick and his wife, shares held by a family limited partnership of which Dr. Skolnick is a general partner, as well as shares held by certain family members. Also includes 145,085 shares of Common Stock subject to currently exercisable options.

(4) Includes 7,371 shares of Common Stock subject to currently exercisable options.

(5) Consists of 38,000 shares of Common Stock subject to currently exercisable options.

(6) Includes 101,485 shares of Common Stock owned by Dr. Gilbert's wife, as to which Dr. Gilbert disclaims beneficial ownership. Also includes 5,000 shares of Common Stock subject to currently exercisable options. Excludes shares of Common Stock owned by Dr. Gilbert's children, as to which Dr. Gilbert disclaims beneficial ownership.

(7) Consists of 52,214 shares of Common Stock subject to currently exercisable options.

(8) Consists of 26,000 shares of Common Stock subject to currently exercisable options.

(9) Consists of 16,371 shares of Common Stock subject to currently exercisable options.

(10) Includes 449,413 shares of Common Stock subject to currently exercisable options.

                                 UNDERWRITING

  Subject to the terms of and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Cowen & Company and UBS Securities LLC have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                NUMBER OF SHARES
UNDERWRITER                                                     OF COMMON STOCK
-----------                                                     ----------------
Cowen & Company................................................
UBS Securities LLC.............................................
                                                                   ---------
  Total........................................................    1,700,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $     per share to certain other dealers. After the public
offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 255,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,700,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,700,000 shares are being offered.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, as amended.

  The Company, its directors, executive officers, and certain of its stockholders, holding in the aggregate approximately 1,828,053 shares of Common Stock outstanding prior to this offering, have entered into agreements providing that, for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part, they will not, without the prior written consent of Cowen & Company, offer for sale, sell or otherwise dispose of (or enter into any transaction which is designed to, or could reasonably be expected to, result in the disposition by any person of) any shares of Common Stock or securities convertible or exchangeable for shares of Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock.

  In connection with this offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Net purchases by a passive market maker on each day are limited in amount to a specified percentage of the passive market maker's average daily trading volume in Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts and for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. own an aggregate of approximately 2,000 shares of Common Stock of the Company.

                                    EXPERTS

  The consolidated financial statements of Myriad Genetics, Inc. and subsidiary as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The statements in this Prospectus under the captions "Risk Factors-- Uncertain Ability to Protect Proprietary Technology" and "Business--Patents and Proprietary Rights" and other references herein to patent-related matters have been reviewed and approved by Venable, Baetjer, Howard & Civiletti, LLP, Washington, D.C., patent counsel to the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-02511. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "MYGN". Reports, proxy statements and other information about the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits thereto, copies of which may be obtained at prescribed rates, or which may be examined free of charge, at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. This Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis, and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company (File No. 0-26642) with the Commission pursuant to the Exchange Act are incorporated by reference and made a part hereof: Annual Report on Form 10-K for the fiscal year ended June 30, 1996; Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and the description of the Company's capital stock contained in the Company's registration statement on Form 8-A under the Exchange Act, filed with the Commission on August 17, 1995, including amendments or reports filed for the purpose of updating such description. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supercedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as modified or superceded, to constitute a part of this Prospectus. Copies of all documents incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents) will be provided without charge to each person who receives copies of this Prospectus, upon request of such person directed to Jay M. Moyes, Vice President of Finance, Myriad Genetics, Inc., 320 Wakara Way, Salt Lake City, Utah 84108, telephone
(801) 584-3600.

  To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement that is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   6
Use of Proceeds............................................................  15
Price Range of Common Stock................................................  16
Dividend Policy............................................................  16
Capitalization.............................................................  17
Dilution...................................................................  18
Selected Consolidated Financial Data.......................................  19
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operation..................................................  20
Business...................................................................  24
Management.................................................................  44
Principal and Selling Stockholders.........................................  46
Underwriting...............................................................  48
Legal Matters..............................................................  49
Experts....................................................................  49
Available Information......................................................  50
Incorporation of Certain Documents
 by Reference..............................................................  50

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                               1,700,000 SHARES

                                 [MYRIAD LOGO]

                                 COMMON STOCK

                              -------------------

                                  PROSPECTUS

                              -------------------

                                COWEN & COMPANY

                                UBS SECURITIES

                               November   , 1996

-------------------------------------------------------------------------------
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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the Registrant's costs and expenses, other than underwriting discounts and commissions, expected to be incurred in connection with the issuance and distribution of the securities being registered. Except for the SEC Registration Fee, the NASD Filing Fee and Nasdaq National Market Additional Listing Fee, the amounts stated are estimates.

      SEC Registration Fee............................................ $ 16,959
      NASD Filing Fee.................................................    6,072
      Nasdaq National Market Additional Listing Fee...................   17,500
      Legal Fees and Expenses.........................................  180,000
      Printing and Engraving Expenses.................................  125,000
      Blue Sky Fees and Expenses (including legal fees)...............   15,000
      Accounting Fees and Expenses....................................   45,000
      Miscellaneous Expenses..........................................  154,469
                                                                       --------
        Total......................................................... $560,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Article Eighth of the Registrant's Restated Certificate of Incorporation provides as follows:

  "EIGHTH: 1. To the fullest extent permitted by the Delaware General Corporation Law as the same now exists or may hereafter be amended, the Corporation shall indemnify, and advance expenses to, its directors, officers and members of its Scientific Advisory Board and any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, if such person was or is made a party to or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation or a member of the Corporation's Scientific Advisory Board or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan; provided, however, that except with respect to proceedings to enforce rights to indemnification or as is otherwise required by law, the By-Laws of the Corporation may provide that the Corporation shall not be required to indemnify, and advance expenses to, any director, officer or other person in connection with a proceeding (or part thereof) initiated by such director, officer or other person, unless such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and other agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion.

  2. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article EIGHTH shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

  3. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the

Corporation as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article EIGHTH.

  4. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article EIGHTH shall, unless otherwise specified when authorized or ratified, continue as to a person who has ceased to be a director, officer or member of the Corporation's Scientific Advisory Board and shall inure to the benefit of the heirs, executors and administrators of such director, officer or member of the Corporation's Scientific Advisory Board. The indemnification and rights to advancement of expenses that may have been provided to an employee or agent of the Corporation by action of the Board of Directors, pursuant to the last sentence of Paragraph 1 of this Article EIGHTH, shall, unless otherwise specified when authorized or ratified, continue as to a person who has ceased to be an employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such person, after the time such person has ceased to be an employee or agent of the Corporation, only on such terms and conditions and to the extent determined by the Board of Directors in its sole discretion. No repeal or amendment of this Article EIGHTH shall adversely affect any rights of any person pursuant to this Article EIGHTH which existed at the time of such repeal or amendment with respect to acts or omissions occurring prior to such repeal or amendment."

  Article V of the Registrant's Restated By-Laws provides as follows:

                  "INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of the Corporation or a member of the Corporation's Scientific Advisory Board or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this Article with respect to proceedings to enforce rights to indemnification or as otherwise required by law, the Corporation shall not be required to indemnify or advance expenses to any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the board of directors of the Corporation.

  Section 2. Right to Advancement of Expenses. The right to indemnification conferred in Section 1 of this Article shall include the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this Article shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. Any repeal or modification of any of the provisions of this Article shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification.

  Section 3. Right of Indemnitees to Bring Suit. If a claim under Section 1 or 2 of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

  Section 4. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation as amended from time to time, these by-laws, any agreement, any vote of stockholders or disinterested directors or otherwise.

  Section 5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

  Section 6. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation and members of the Corporation's Scientific Advisory Board."

                       Other Indemnification Provisions

  The Registrant has obtained insurance which insures the officers and directors of the Registrant against certain losses and which insures the Registrant against certain of its obligations to indemnify such officers and directors.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
 *(1.1)  Form of Underwriting Agreement
  (4.1)  Article FOURTH of Restated Certificate of Incorporation of the
         Registrant (incorporated by reference to Exhibit 3.1 to the
         Registrant's Quarterly Report on Form 10-Q for the period ended
         September 30, 1995)
  (4.2)  Form of Common Stock Certificate (incorporated by reference to Exhibit
         4.2 to the Registrant's Registration Statement on Form S-1, No. 33-
         95970)
 *(5.1)  Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered
 (10.1)  License Agreement between the Registrant and Roche Molecular Systems,
         Inc. dated April 23, 1993, as amended, and explanatory letter
 (23.1)  Consent of KPMG Peat Marwick LLP
 (23.2)  Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see
         Exhibit 5.1)
 (23.3)  Consent of Venable, Baetjer, Howard & Civiletti, LLP
 (24)    Power of Attorney (See Signature Pages, II-5 and II-6)

--------
*To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the provisions described under "Item 15-- Indemnification of Officers and Directors" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes that:

  (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SALT LAKE CITY, STATE OF UTAH ON THE 14TH DAY OF NOVEMBER, 1996.

                                          Myriad Genetics, Inc.

                                                  /s/ Peter D. Meldrum
                                          By:_________________________________
                                                     Peter D. Meldrum
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS PETER D. MELDRUM AND JAY M. MOYES AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, EACH WITH THE POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, AND IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT (OR ANY OTHER REGISTRATION STATEMENT FOR THE SAME OFFERING THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933), AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, HEREBY GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE OR NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

       SIGNATURES                        TITLE                       DATE

    /s/ John J. Horan        Chairman of the Board             November 14,
_________________________                                      1996
      JOHN J. HORAN


   /s/ Walter Gilbert        Vice Chairman of the Board        November 14,
_________________________                                      1996
  WALTER GILBERT, PH.D.

  /s/ Peter D. Meldrum       President and Chief               November 14,
_________________________    Executive Officer and             1996
    PETER D. MELDRUM         Director (principal
                             executive officer)

  /s/ Mark H. Skolnick       Vice President of Research        November 14,
_________________________    and Development and Director      1996
 MARK H. SKOLNICK, PH.D.


    /s/ Jay M. Moyes         Vice President of Finance,        November 14,
_________________________    Treasurer and Secretary           1996
      JAY M. MOYES           (principal financial and
                             accounting officer)

       SIGNATURES                        TITLE                       DATE

/s/ Arthur H. Hayes, Jr.     Director                          November 14,
_________________________                                      1996
  ARTHUR H. HAYES, JR.,
          M.D.

                             Director                          November  ,
_________________________                                      1996
  DALE A. STRINGFELLOW,
          PH.D.

                             Director                          November  ,
_________________________                                      1996
   ALAN J. MAIN, PH.D.

  /s/  Wolfgang Hartwig      Director                          November 14,
_________________________                                      1996
 WOLFGANG HARTWIG, PH.D.

                             MYRIAD GENETICS, INC.

                          INDEX TO EXHIBITS FILED WITH
                        FORM S-3 REGISTRATION STATEMENT

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
 *(1.1)  Form of Underwriting Agreement
  (4.1)  Article FOURTH of Restated Certificate of Incorporation of the
         Registrant (incorporated by
         reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form
         10-Q for the period ended September 30, 1995)
  (4.2)  Form of Common Stock Certificate (incorporated by reference to Exhibit
         4.2 to the Registrant's Registration Statement on Form S-1, No. 33-
         95970)
 *(5.1)  Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered
 (10.1)  License Agreement between the Registrant and Roche Molecular Systems,
         Inc. dated April 23, 1993, as amended, and explanatory letter
 (23.1)  Consent of KPMG Peat Marwick LLP
 (23.2)  Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (See
         Exhibit 5.1)
 (23.3)  Consent of Venable, Baetjer, Howard & Civiletti, LLP
 (24)    Power of Attorney to file future amendments (See Signature Page, II-6)

--------
*To be filed by amendment.